Exhibit 99.3

IMPORTANT NOTICE

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO, OR TO ANY PERSON LOCATED AND/OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS DOCUMENT.

THIS ELECTRONIC TRANSMISSION DOES NOT CONTAIN OR CONSTITUTE AN OFFER OF, OR THE SOLICITATION OF AN OFFER TO BUY OR SUBSCRIBE FOR, SECURITIES TO ANY PERSON IN THE UNITED STATES OR ANY OTHER JURISDICTION WHERE SUCH AN OFFER IS UNLAWFUL.

THE ATTACHED TENDER OFFER MEMORANDUM MAY ONLY BE DISTRIBUTED TO PERSONS TO WHOM IT IS OTHERWISE LAWFUL TO SEND THE ATTACHED TENDER OFFER MEMORANDUM. THE ATTACHED TENDER OFFER MEMORANDUM AND ANY RELATED DOCUMENTS MAY NOT BE FORWARDED OR DISTRIBUTED TO ANY OTHER PERSON AND MAY NOT BE REPRODUCED IN ANY MANNER WHATSOEVER. ANY FORWARDING, DISTRIBUTION OR REPRODUCTION OF THE TENDER OFFER MEMORANDUM, IN WHOLE OR IN PART, IS UNAUTHORIZED. FAILURE TO COMPLY WITH THESE REQUIREMENTS MAY RESULT IN A VIOLATION OF APPLICABLE LAWS.

IMPORTANT: You must read the following disclaimer before continuing. The following disclaimer applies to the attached Tender Offer Memorandum (as it may be supplemented or amended from time to time, the “Tender Offer Memorandum”) and you are therefore required to read this disclaimer carefully before accessing, reading or making any other use of the Tender Offer Memorandum. By accessing, reading or making any other use of the attached Tender Offer Memorandum, you agree (in addition to giving the representations below) to be bound by the following terms and conditions, including any modifications to them from time to time, each time you receive any information from Azure Power Solar Energy Private Limited (the “Company”), Azure Power Global Limited (the “Parent”), The Hongkong and Shanghai Banking Corporation Limited (“HSBC” and the “Dealer Manager”), Morrow Sodali Limited in its capacity as information and tender agent in respect of the Notes (the “Information and Tender Agent”) and/or HSBC Bank U.S.A., National Association (the “Trustee” and the “Collateral Agent”) as a result of such access. Capitalized terms used but not otherwise defined in this disclaimer shall have the meaning given to them in the attached Tender Offer Memorandum.

Confirmation of your representation: You have been sent the attached Tender Offer Memorandum at your request and, by accepting the electronic communication of the attached Tender Offer Memorandum and accessing the attached Tender Offer Memorandum, you shall be deemed to have represented to the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee and the Collateral Agent that:

(i)	you are a Noteholder (as defined in the attached Tender Offer Memorandum) or a beneficial owner of any of the Company’s outstanding U.S.$350,101,000 5.65% Senior Notes due 2024 (ISIN: US05502TAA60, CUSIP: 05502TAA6, Common Code: 199526375 (Rule 144A); ISIN: USV04008AA29, CUSIP: V04008AA2, Common Code: 199527568 (Regulation S)) (the “Notes”);

(ii)	you are not a Sanctions Restricted Person (as defined in the attached Tender Offer Memorandum) and you are not a person to whom it is unlawful to send the attached Tender Offer Memorandum or to make an invitation under the Tender Offer (as defined in the attached Tender Offer Memorandum) in accordance with applicable laws and regulations, including the offer and distribution restrictions set out in the attached Tender Offer Memorandum; and

(iii)	you consent to delivery of the attached Tender Offer Memorandum by electronic transmission.

The attached Tender Offer Memorandum has been sent to you in an electronic form. You are reminded that documents transmitted via this medium may be altered or changed during the process of electronic transmission and consequently none of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent or any person who controls, or is a director, officer, employee, agent or affiliate of, any such person accepts any liability or responsibility whatsoever in respect of any difference between the attached Tender Offer Memorandum distributed to you in electronic format available on the Tender Offer Website: https://projects.morrowsodali.com/azurepower.

You are also reminded that the Tender Offer Memorandum has been sent to you on the basis that you are a person into whose possession the Tender Offer Memorandum may be lawfully delivered in accordance with the laws of the jurisdiction in which you are located and/or resident and you may not, nor are you authorized to, deliver, transmit, forward or otherwise distribute the attached Tender Offer Memorandum, directly or indirectly, to any other person. If you have recently sold or otherwise transferred your entire holding(s) of Notes, you should notify the Information and Tender Agent immediately.

The communication in this electronic transmission is made only to, or directed only at, persons falling within Article 43 of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (as amended) and any other persons to whom this communication can otherwise lawfully be made (together being referred to as “relevant persons”), and must not be acted on or relied upon by persons other than relevant persons. Any investment activity referred to in this communication is available only to relevant persons and will be engaged in only with relevant persons.

Any materials relating to the Tender Offer do not constitute, and may not be used in connection with, any form of offer or solicitation in any place where such offers or solicitations are not permitted by law.

Restrictions: Nothing in this electronic transmission constitutes an offer to buy or the solicitation of an offer to sell securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful.

The distribution of the attached Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession the attached Tender Offer Memorandum comes are required by the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee and the Collateral Agent to inform themselves about, and to observe, any such restrictions.

You are responsible for protecting against viruses and other destructive items. Your use of this electronic communication is at your own risk. It is your responsibility to take precautions to ensure that this electronic transmission is free from viruses and other items of a destructive nature.

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION, DIRECTLY OR INDIRECTLY, IN OR INTO, OR TO ANY PERSON LOCATED AND/OR RESIDENT IN ANY JURISDICTION WHERE IT IS UNLAWFUL TO RELEASE, PUBLISH OR DISTRIBUTE THIS TENDER OFFER MEMORANDUM.

THIS TENDER OFFER MEMORANDUM IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION.

TENDER OFFER MEMORANDUM DATED FEBRUARY 16, 2024

Azure Power Solar Energy Private Limited
(Incorporated in Mauritius with limited liability)
Offer to purchase for cash its outstanding

U.S.$350,101,000 5.65% Senior Notes due 2024

(ISIN: US05502TAA60, CUSIP: 05502TAA6, Common Code: 199526375 (Rule 144A);

ISIN: USV04008AA29, CUSIP: V04008AA2, Common Code: 199527568 (Regulation S))
(the “Notes,” and all holders of such Notes, the “Noteholders”)
(the “Tender Offer”)

Description of the Notes	ISIN/Common Code	Outstanding Principal Amount of the Notes(1)	Purchase Price	Maximum Acceptance Amount(2)	Early Tender Deadline(3)	Tender Expiration Deadline(3)
5.65% Senior Notes due 2024	ISIN: US05502TAA60, CUSIP: 05502TAA6, Common Code: 199526375 (Rule 144A) ISIN: USV04008AA29, CUSIP: V04008AA2, Common Code: 199527568 (Regulation S)	U.S.$350,101,000	U.S.$1,000 per U.S.$1,000 in principal amount of Notes (the “Tender Consideration”) plus applicable Accrued Interest Payment	U.S.$40,000,000	5:00 p.m. (New York City time) on March 1, 2024 (the “Early Tender Deadline”)	5:00 p.m. (New York City time) on March 18, 2024 (the “Tender Expiration Deadline”)

Notes:

(1)	As of the date of this Tender Offer Memorandum.

(2)	The Company will accept Notes validly tendered on a pro rata basis such that the aggregate principal amount of the Notes validly tendered and accepted for purchase does not exceed the Maximum Acceptance Amount. See “The Tender Offer — Pro Ration”.

(3)	If the aggregate principal amount of the Notes validly tendered in the Tender Offer exceeds the Maximum Acceptance Amount, all Notes validly tendered at or prior to the Early Tender Deadline will be accepted for purchase in priority to Notes validly tendered after the Early Tender Deadline. Accordingly, if the Maximum Acceptance Amount is reached in respect of tenders made at or prior to the Early Tender Deadline, no Notes tendered after the Early Tender Deadline will be accepted for purchase. See “The Tender Offer — Acceptance Priority”.

The Dealer Manager for the Tender Offer is:

HSBC

THE TENDER OFFER WILL COMMENCE ON FEBRUARY 16, 2024 AND WILL EXPIRE AT 5:00 P.M. (NEW YORK CITY TIME) ON MARCH 18, 2024, UNLESS, AT THE SOLE DISCRETION OF THE COMPANY, EXTENDED, RE-OPENED, WITHDRAWN, AMENDED OR TERMINATED SUBJECT TO TERMS OF THE INDENTURE, APPLICABLE LAWS AND AS PROVIDED IN THIS TENDER OFFER MEMORANDUM.

In order to receive the Tender Consideration, Noteholders must validly tender their Notes, and such tender must be received by the Information and Tender Agent, at or prior to either the EARLY TENDER DEADLINE or TENDER Expiration deadline and accepted for purchase by the Company. In addition to the Tender Consideration, the Company will also pay Noteholders (whose Notes are VALIDLY tendered at or prior to either the EARLY TENDER DEADLINE or the tender Expiration deadline and accepted for purchase by the Company) the Accrued Interest Payment, as provided herein, on the EARLY SETTLEMENT DATE OR THE Final Settlement Date, AS APPLICABLE.

THE DEADLINES SET BY ANY INTERMEDIARY OR CLEARING SYSTEM (each as defined herein) MAY BE EARLIER THAN THE APPLICABLE TENDER EXPIRATION DEADLINE.

A SEPARATE TENDER INSTRUCTION MUST BE SUBMITTED ON BEHALF OF EACH BENEFICIAL OWNER OF THE NOTES, GIVEN THE POSSIBILITY OF PRO RATION. TENDER INSTRUCTIONS, ONCE SUBMITTED, WILL BE IRREVOCABLE.

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IMPORTANT NOTICES

This Tender Offer Memorandum contains important information which should be read carefully before any decision is made with respect to the Tender Offer. If any Noteholder is in any doubt as to the contents of this Tender Offer Memorandum or the actions it should take, it is recommended to seek its own financial and legal advice, including in respect of any tax consequences, immediately from its stockbroker, bank manager, solicitor, accountant or other independent financial, tax or legal advisor. Any individual or company whose Notes are held on its behalf by a broker, dealer, bank, custodian, trust company or other nominee must contact such entity if it wishes to tender such Notes for purchase pursuant to the Tender Offer. The distribution of this document in certain jurisdictions may be restricted by law (see “Offer and Distribution Restrictions”).

The Company accepts responsibility for the accuracy of the information contained in this Tender Offer Memorandum. To the best of the knowledge and belief of the Company (having taken all reasonable care to ensure that such is the case), the information contained in this Tender Offer Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information. The Company confirms to Noteholders that it shall comply with all applicable laws and regulations in India and elsewhere that are related to the Tender Offer, including the tendering of Notes and any settlement thereof, including disclosures with relevant Indian Stock Exchanges (to the extent required) and the receipt of approvals (if any) from regulatory authorities in India, including the Reserve Bank of India (“RBI”), NSE IFSC Limited, India International Exchange (IFSC) Lt and elsewhere.

The Notes may only be tendered in the Tender Offer in accordance with the procedures described in “Procedures for Participating in the Tender Offer.” In particular, the Notes may only be tendered in a minimum denomination of U.S.$200,000 and integral multiples of U.S.$1,000 in excess thereof.

No Tender Offer is being made to, and any instructions relating to a Tender Offer will not be accepted from, or on behalf of, Noteholders in any jurisdiction in which the making of the Tender Offer would not be in compliance with the laws or regulations of such jurisdictions. See “Offer and Distribution Restrictions.”

If any Noteholder has sold or otherwise transferred all of its Notes, it should inform the Information and Tender Agent accordingly.

Copies of this Tender Offer Memorandum and other documents related to the Tender Offer are available on request, subject to applicable laws and the restrictions set out in “Offer and Distribution Restrictions,” via the Tender Offer Website: https://projects.morrowsodali.com/azurepower and from the Information and Tender Agent, the contact details for whom appear on the last page of this Tender Offer Memorandum. Questions and requests for assistance with respect to the Tender Offer should be sent to the Information and Tender Agent at the contact details set out on the back page of this document. Questions or requests for assistance in participating in the Tender Offer and the delivery of Tender Instructions may be directed to the Information and Tender Agent.

Each Noteholder is solely responsible for making its own independent appraisal of all matters as such Noteholder deems appropriate (including those relating to the Tender Offer) and each Noteholder must make its own decision as to whether to tender or not tender its Notes for purchase pursuant to the Tender Offer. The Company has not expressed any opinion with respect to the Tender Offer. None of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent (or their respective directors, employees or affiliates) makes any representation whatsoever regarding this Tender Offer Memorandum or the Tender Offer, and none of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent (or their respective directors, employees or affiliates) makes any representation or recommendation whatsoever regarding this Tender Offer Memorandum or the Tender Offer, and none of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent (or their respective directors, employees or affiliates) makes any recommendation as to whether Noteholders should tender Notes for purchase pursuant to the Tender Offer. The Information and Tender Agent is the agent of the Company and the Information and Tender Agent owes no duty to any Noteholder.

Each Noteholder must comply with all laws that apply to it in the place in which it holds this Tender Offer Memorandum, and must obtain any consents or approvals it needs to tender its Notes. None of the Company, the Parent, or any of their subsidiaries or affiliates, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent or any of their respective affiliates is responsible for Noteholders’ compliance with these legal requirements.

Neither the Dealer Manager nor the Information and Tender Agent (and their respective directors, employees, officers, agents, advisors, affiliates or representatives) assume any responsibility for the accuracy or completeness of the information herein, including the information concerning the Tender Offer, the Company, the Parent, or the Notes, or for any failure by the Company or the Parent to disclose events that may have occurred and may affect the significance or accuracy of such information.

Noteholders should carefully consider all of the information in this Tender Offer Memorandum before tendering or not tendering Notes for purchase by the Company pursuant to the Tender Offer. A decision to participate or not participate in the Tender Offer will involve certain risks. See “Risk Factors and Other Considerations.”

In the ordinary course of its business, each of the Dealer Manager and the Information and Tender Agent is entitled to hold positions in the Notes either for its own account or for the account, directly or indirectly, of third parties. In the ordinary course of its business, each is entitled to continue to hold or dispose of, in any manner it may elect, subject to applicable law, any Notes it may hold as of the date of this Tender Offer Memorandum. No such submission or non-submission by the Dealer Manager or the Information and Tender Agent should be taken by any Noteholder or any other person as any recommendation or otherwise by the Dealer Manager or Information and Tender Agent as to the merits of participating or not participating in the Tender Offer.

Neither the delivery of this Tender Offer Memorandum nor any purchase of Notes pursuant to the Tender Offer shall, under any circumstances, create any implication that the information contained in this Tender Offer Memorandum is current as of any time subsequent to the date of such information or that there has been no change in the information set out in it or in the affairs of the Company or the Parent since the date of this Tender Offer Memorandum.

No person has been authorized to give any information or to make any representation about the Notes, the Company, the Parent or the Tender Offer other than as contained in this Tender Offer Memorandum and, if given or made, such information or representation must not be relied upon as having been authorized by the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent (or any of their respective agents).

Noteholders who do not participate in the Tender Offer, or whose Notes are not accepted for purchase by the Company, will continue to hold their Notes subject to the terms and conditions of the Notes.

A Noteholder or a beneficial owner of the Notes who is a Sanctions Restricted Person (as defined in “Definitions”) may not participate in the Tender Offer. No steps taken by a Sanctions Restricted Person to tender any or all of its Notes for purchase pursuant to the Tender Offer will be accepted by the Company, and such Sanctions Restricted Person will not be eligible to receive the applicable Purchase Price in any circumstances. The restriction described in this paragraph shall only be sought and given for the benefit of a Dealer Manager if and to the extent doing so would not be a breach of, or violation by, such Dealer Manager of (i) Council Regulation (EC) No 2271/96 of November 22, 1996 (the “EU Blocking Regulation”) (or any law or regulation implementing the EU Blocking Regulation in any member state of the European Union) or (ii) the EU Blocking Regulation as it forms part of domestic law by virtue of the European Union (Withdrawal) Act 2018.

The applicable provisions of the Financial Services and Markets Act 2000 must be complied with in respect of anything done in relation to the Tender Offer in, from, or otherwise involving, the United Kingdom.

Unless the context otherwise requires, all references in this Tender Offer Memorandum to “Noteholders” or “holders of Notes” include:

(i)	each person who is shown in the records of The Depository Trust Company (“DTC”), Euroclear Bank SA/NV (“Euroclear”) or Clearstream Banking, société anonyme (“Clearstream, Luxembourg” and, together with DTC and Euroclear, the “Clearing Systems” and each, a “Clearing System”) as a holder of Notes (also referred to as “Direct Participants” and each, a “Direct Participant”); and

(ii)	each beneficial owner of Notes holding such Notes, directly or indirectly, in an account in the name of a Direct Participant acting on such beneficial owner’s behalf,

except that for the purposes of any payment to a Noteholder of the applicable Purchase Price, following acceptance by the Company of the tender by such Noteholder, to the extent the beneficial owner of Notes is not a Direct Participant, such payment will only be made by the relevant Clearing System to the Direct Participant and the making of such payment by or on behalf of the Company to such Clearing System and by such Clearing System to such Direct Participant will satisfy the respective obligations of the Company and such Clearing System in respect of the payment of the applicable Purchase Price for such Notes.

In the event of a termination by the Company of the Tender Offer, all tendered Notes will be promptly returned to tendering Noteholders or credited to their account.

Notice to U.S. Noteholders

It may be difficult for Noteholders in the U.S. (“U.S. Noteholders”) to enforce their rights and claims arising out of the U.S. federal securities laws, since the Company is located in a country other than the United States and some or all of its officers and directors may be residents of countries other than the United States. U.S. Noteholders may not be able to sue a non-U.S. company or its officers or directors in a non-U.S. court for violations of the U.S. securities laws. Further, it may be difficult to compel a non-U.S. company and its affiliates to subject themselves to a U.S. court’s judgment.

All references in this Tender Offer Memorandum to “U.S.$” or “dollars” are to the lawful currency of the United States of America.

It is a violation of Rule 14e-4 (promulgated under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”)) for a person, directly or indirectly, to tender Notes for his own account unless the person so tendering (a) has a net long position equal to or greater than the aggregate principal amount of the Notes being tendered and (b) will cause such Notes to be delivered in accordance with the terms of the Tender Offer. Rule 14e-4 under the Exchange Act provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. A tender of Notes in the Tender Offer under any of the procedures described above will constitute a binding agreement between the tendering Noteholder and the Company with respect to the Tender Offer upon the terms and subject to the conditions of the Tender Offer, including the tendering Noteholder’s acceptance of the terms and conditions of the Tender Offer, as well as the tendering Noteholder’s representation and warranty that (a) such Noteholder has a net long position in the Notes being tendered pursuant to the Tender Offer within the meaning of Rule 14e-4 under the Exchange Act and (b) the tender of such Notes complies with Rule 14e-4 under the Exchange Act.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Tender Offer Memorandum contains forward-looking statements based on estimates and assumptions.

Forward-looking statements include, among other things, statements concerning the business, future financial condition, results of operations and prospects of the Company and the Parent, including its subsidiaries. These statements usually contain the words “believes,” “plans,” “expects,” “anticipates,” “intends,” “estimates” or other similar expressions. For each of these statements, you should be aware that forward-looking statements involve known and unknown risks and uncertainties. Although it is believed that the expectations reflected in these forward-looking statements are reasonable, there is no assurance that the actual results or developments anticipated will be realized or, even if realized, that they will have the expected effects on the business, financial condition, results of operations or prospects of the Company and the Parent.

These forward-looking statements speak only as of the date on which the statements were made, and no obligation has been undertaken to publicly update or revise any forward-looking statements made in this Tender Offer Memorandum or elsewhere as a result of new information, future events or otherwise, except as required by applicable laws and regulations. The Company and the Parent assume no obligation to update and supplement forward-looking statements that become untrue because of subsequent events, new information or otherwise except as may be required under applicable law. The forward-looking statements contained in this Tender Offer Memorandum speak only as of the date of this Tender Offer Memorandum. The Company and the Parent do not undertake to publicly update, except as required by U.S. federal securities laws, any forward-looking statement to reflect events or circumstances after such date or to reflect the occurrence of unanticipated events.

OFFER AND DISTRIBUTION RESTRICTIONS

This Tender Offer Memorandum does not constitute an invitation to participate in the Tender Offer in or from any jurisdiction in or from which, or to or from any person to or from whom, it is unlawful to make such invitation under applicable securities laws. The distribution of this Tender Offer Memorandum in certain jurisdictions may be restricted by law. Persons into whose possession this Tender Offer Memorandum comes are required by each of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee and the Collateral Agent to inform themselves about, and to observe, any such restrictions.

European Economic Area

The Tender Offer is not being made in any member state of the European Economic Area which has implemented Regulation (EU) 2017/1129 (the “Prospectus Regulation”) other than in accordance with the provisions of the Prospectus Regulation.

United Kingdom

The communication of this Tender Offer Memorandum by the Company and any other documents or materials relating to the Tender Offer is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the Financial Services and Markets Act 2000 (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials is exempt from the restriction on financial promotions under section 21 of the FSMA on the basis that it is only directed at and may be communicated to (1) those persons who are existing members or creditors of the Company or other persons within Article 43 of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (the “Financial Promotion Order”), and (2) to any other persons to whom these documents and/or materials may lawfully be communicated.

Belgium

Neither this Tender Offer Memorandum nor any other documents or materials relating to the Tender Offer have been or will be notified to, and neither this Tender Offer Memorandum nor any other documents or materials relating to the Tender Offer have been or will be approved by, the Belgian Financial Services and Markets Authority (Autoriteit voor Financiële Diensten en Markten/Autorité des Services et Marchés Financiers). The Tender Offer may therefore not be made in Belgium by way of a public takeover bid (openbaar overnamebod/offre publique d’acquisition) as defined in Article 3 of the Belgian law of April 1, 2007, on public takeover bids, as amended (the “Belgian Takeover Law”), save in those circumstances where a private placement exemption is available.

The Tender Offer is conducted exclusively under applicable private placement exemptions. The Tender Offer may therefore not be advertised and the Tender Offer will not be extended, and neither this Tender Offer Memorandum nor any other documents or materials relating to the Tender Offer have been or will be distributed or made available, directly or indirectly, to any person in Belgium other than (i) to qualified investors within the meaning of Article 2, e) of the Prospectus Regulation and (ii) in any circumstances set out in Article 6, §4 of the Belgian Takeover Law.

This Tender Offer Memorandum has been issued only for the personal use of the above qualified investors and exclusively for the purpose of the Tender Offer. Accordingly, the information contained in this Tender Offer Memorandum may not be used for any other purpose or disclosed to any other person in Belgium.

France

This Tender Offer Memorandum and any other offering material relating to the Tender Offer may not be distributed in the Republic of France except to qualified investors as defined in Article 2(e) of the Prospectus Regulation.

Italy

None of this Tender Offer Memorandum or any other documents or materials relating to the Tender Offer has been or will be submitted to the clearance procedure of the Commissione Nazionale per le Società e la Borsa (the “CONSOB”), pursuant to Italian laws and regulations.

The Tender Offer is being carried out in the Republic of Italy (“Italy”) as an exempted offer pursuant to article 101-bis, paragraph 3-bis of the Legislative Decree No. 58 of February 24, 1998, as amended (the “Financial Services Act”) and article 35-bis, paragraph 4 of CONSOB Regulation No. 11971 of May 14, 1999, as amended (the “Issuers’ Regulation”). The Tender Offer is also being carried out in compliance with article 35-bis, paragraph 7 of the Issuers’ Regulation.

Noteholders or beneficial owners of the Notes located in Italy can tender Notes for purchase in the Tender Offer through authorized persons (such as investment firms, banks or financial intermediaries permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, and Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

Each intermediary must comply with the applicable laws and regulations concerning information duties vis-à-vis its clients in connection with the Notes or the Tender Offer.

Switzerland

Neither this Tender Offer Memorandum nor any other offering or marketing material relating to the securities constitutes a prospectus as such term is understood pursuant to article 652a or article 1156 of the Swiss Federal Code of Obligations or a listing prospectus within the meaning of the listing rules of the SIX Swiss Exchange. Accordingly, the investor protection rules otherwise applicable to investors in Switzerland do not apply to the Tender Offer. When in doubt, investors based in Switzerland are recommended to contact their legal, financial or tax advisor with respect to the Tender Offer.

Hong Kong

The contents of this Tender Offer Memorandum have not been reviewed by any regulatory authority in Hong Kong. Noteholders should exercise caution in relation to the Tender Offer. If a Noteholder is in any doubt about any of the contents of this Tender Offer Memorandum, such Noteholder should obtain independent professional advice.

The Tender Offer has not been made and will not be made in Hong Kong, by means of any document other than: (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of the laws of Hong Kong (the “SFO”) and any rules made under that ordinance; or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of the laws of Hong Kong or which do not constitute an offer to the public within the meaning of that ordinance.

Further, no person has issued or had in its possession for the purposes of issue, or will issue or have in its possession for the purposes of issue, whether in Hong Kong or elsewhere, any advertisement, invitation or document relating to the Tender Offer, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the securities laws of Hong Kong) other than with respect to the Tender Offer which is or is intended to be made only to persons outside Hong Kong or only to “professional investors” as defined in the SFO and any rules made under that ordinance. This Tender Offer Memorandum and the information contained herein may not be used other than by the person to whom it is addressed and may not be reproduced in any form or transferred to any person in Hong Kong.

The Tender Offer is not intended to be made to the public in Hong Kong and it is not the intention of the Company that the Tender Offer be made to the public in Hong Kong.

Singapore

This Tender Offer Memorandum has not been and will not be registered as a prospectus with the Monetary Authority of Singapore. The Tender Offer does not constitute a public tender offer for the purchase of the Notes nor an offering of securities in Singapore pursuant to the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”).

India

This Tender Offer Memorandum has not been, nor will it be, registered, produced or published as an offer document (whether as a prospectus in respect of a public tender offer or private placement offer cum application letter or other offering material in respect of any private placement under the (Indian) Companies Act, 2013 or rules framed thereunder, each as amended, or the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended, Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021 or any other applicable Indian laws) with any Registrar of Companies in India, the Securities and Exchange Board of India (the “SEBI”), any Indian Stock Exchange or any other statutory or regulatory body of like nature in India.

However, information with respect to the Tender Offer will be disclosed to the Indian Stock Exchanges to the extent required, pursuant to applicable provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, as amended, the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended, and the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, as amended.

The Tender Offer and the tendering of Notes (not being securities listed on a stock exchange in India) will not be regulated in accordance with the Securities and Exchange Board of India (Buy Back of Securities) Regulations, 2018, as amended. The Tender Offer will not be, and has not been, offered in India by means of any document and does not constitute an advertisement, invitation, offer or solicitation of an offer to buy back any Notes in violation of applicable Indian laws. Accordingly, any Noteholder participating in the Tender Offer will be deemed to have acknowledged, represented and agreed that it is eligible to tender its Notes pursuant to applicable laws and regulations.

General

This Tender Offer Memorandum does not constitute an offer to buy or the solicitation of an offer to sell Notes, and tenders of Notes for purchase pursuant to the Tender Offer will not be accepted from Noteholders in any circumstances in which such offer or solicitation is unlawful. In those jurisdictions where the securities or other laws require the Tender Offer to be made by a licensed broker or dealer, any actions in connection with the Tender Offer shall be deemed to be made on behalf of the Company by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

In addition to the representations referred to above, each Noteholder participating in the Tender Offer will also be deemed to give certain representations in respect of the other jurisdictions referred to above and generally as set out in “Procedures for Participating in the Tender Offer.” Any tender of Notes for purchase pursuant to the Tender Offer from a Noteholder that is unable to make these representations will not be accepted. Each of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee and the Collateral

Agent reserves the right, in its absolute discretion, to investigate, in relation to any tender of Notes for purchase pursuant to the Tender Offer, whether any such representation given by a Noteholder is correct and, if such investigation is undertaken and as a result the Company determines (for any reason) that such representation is not correct, such tender may be rejected.

INDICATIVE TIMETABLE

Please note the following important dates and times relating to the Tender Offer. Each is indicative only and is subject to change, including as a result of any extension, re-opening, withdrawal, amendment and/or termination of the Tender Offer (subject to terms of the Indenture, applicable law and as provided in this Tender Offer Memorandum). Accordingly, the actual timetable may differ significantly from the indicative timetable below. This summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this Tender Offer Memorandum. Terms used below have the meaning given to them in the rest of this Tender Offer Memorandum and in particular in the section titled “Definitions” below.

Event	Time and Date
Commencement of the Tender Offer. Tender Offer announced on the terms and subject to the conditions set forth in this Tender Offer Memorandum. Tender Offer Memorandum made available from the Information and Tender Agent via the Tender Offer Website, and notice of the Tender Offer is delivered to the Clearing Systems for communication to Direct Participants.	February 16, 2024.

Early Tender Deadline. The latest time and date for receipt of valid Early Tender Instructions by the Information and Tender Agent in order for Noteholders to be eligible to receive the Tender Consideration and be paid on the Early Settlement Date on the terms and subject to the conditions set forth in this Tender Offer Memorandum.	5:00 p.m. (New York City time) on March 1, 2024 (or such other time and/or date as determined by the Company, in its sole discretion, to the extent it exercises its right to extend, withdraw, amend and/or terminate the Tender Offer (subject to applicable law and as provided in this Tender Offer Memorandum)).

Announcement of the Early Tender Results of the Tender Offer. Announcement of (i) the aggregate principal amount of Notes validly tendered (provided such tenders are received by the Information and Tender Agent at or prior to the Early Tender Deadline); and (ii) whether the Maximum Acceptance Amount has been exceeded and if applicable, the Scaling Factor.	As soon as practicable following the Early Tender Deadline, in any case, on or about March 4, 2024.

Early Settlement Date. The expected Early Settlement Date for the Tender Offer. Payment of Tender Consideration and applicable Accrued Interest Payment in respect of Notes validly tendered (provided such tenders are received by the Information and Tender Agent at or prior to the Early Tender Deadline) and accepted for purchase by the Company pursuant to the Tender Offer.	On or about March 8, 2024, subject to the express right of the Company, in its sole and absolute discretion, to amend or vary the terms of (including the timetable for) the Tender Offer.

Tender Expiration Deadline. The latest time and date for receipt of valid Late Tender Instructions by the Information and Tender Agent in order for Noteholders to be eligible to receive the Tender Consideration and be paid on the Final Settlement Date on the terms and subject to the conditions set forth in this Tender Offer Memorandum.	5:00 p.m. (New York City time) on March 18, 2024 (or such other time and/or date as determined by the Company, in its sole discretion, to the extent it exercises its right to extend, withdraw, amend and/or terminate the Tender Offer (subject to terms of the Indenture, applicable law and as provided in this Tender Offer Memorandum)).

Event	Time and Date
Announcement of the Late Tender Results of the Tender Offer. Announcement of: (i) the aggregate principal amount of Notes validly tendered (provided such tenders are received by the Information and Tender Agent after the Early Tender Deadline but at or prior to the Tender Expiration Deadline); (ii) whether the Maximum Acceptance Amount has been exceeded (if not exceeded by the Early Tender Deadline) and if applicable, the Scaling Factor; and (iii) the aggregate principal amount of Notes that will remain outstanding following completion of the Tender Offer.	As soon as practicable following the Tender Expiration Deadline, in any case, on or about March 19, 2024.

Final Settlement Date. The Final Settlement Date for the Tender Offer. Payment of the Tender Consideration and applicable Accrued Interest Payment in respect of Notes validly tendered (provided such tenders are received by the Information and Tender Agent after the Early Tender Deadline but at or prior to the Tender Expiration Deadline) and accepted for purchase by the Company pursuant to the Tender Offer.	On or about March 21, 2024, which may be amended by the Company in its sole and absolute discretion, subject to terms of the Indenture and applicable law.

The above times and dates are subject to the express right of the Company, in its sole discretion, to extend, re-open, withdraw, amend and/or terminate the Tender Offer (subject to terms of the Indenture, applicable law and as provided in this Tender Offer Memorandum). Noteholders are advised to check with any bank, securities broker or other Intermediary through which they hold Notes when such Intermediary would need to receive instructions from a Noteholder in order for that Noteholder to be able to participate in the Tender Offer before the deadlines specified in this Tender Offer Memorandum. The deadlines set by any such Intermediary and each Clearing System for the submission of Tender Instructions may be earlier than the deadlines specified above. See “Procedures for Participating in the Tender Offer.”

Unless stated otherwise, announcements in connection with the Tender Offer will be made by: (i) delivery of notices to the Clearing Systems for communication to Direct Participants; (ii) publication on the website of the SGX-ST; and (iii) the Tender Offer Website: https://projects.morrowsodali.com/azurepower. Copies of all such announcements, press releases and notices can also be obtained upon request from the Information and Tender Agent, the contact details for whom are on the last page of this Tender Offer Memorandum. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Information and Tender Agent for the relevant announcements during the course of the Tender Offer or to visit the Tender Offer Website.

The Company explicitly reserves the right, in its sole discretion, to extend, re-open, withdraw, amend and/or terminate the Tender Offer (subject to terms of the Indenture, applicable law and as provided in this Tender Offer Memorandum). The Maximum Acceptance Amount may be increased at the Company’s sole discretion, subject to applicable law and regulation.

The Company also expressly reserves the right, in its sole and absolute discretion, not to purchase any Notes, subject to terms of the Indenture and applicable law. The foregoing rights are in addition to the Company’s right to delay acceptance for payment of Notes tendered. Details of such extension, re-opening, withdrawal, amendment or termination will be announced as provided in this Tender Offer Memorandum as soon as reasonably practicable. If the Tender Offer is terminated or withdrawn, the Tender Consideration and the applicable Accrued Interest Payment will not be paid or become payable.

In the event of a termination or withdrawal of the Tender Offer without any Notes being purchased thereunder, the Notes tendered pursuant to the Tender Offer will be unblocked as soon as reasonably practicable in the relevant Clearing System.

All Notes accepted for purchase in the Tender Offer will cease to accrue the appropriate interest on the applicable Settlement Date, unless the Company defaults in the payment of amounts payable pursuant to the Tender Offer.

All Notes not tendered for purchase shall continue to accrue interest in accordance with the terms of the indenture dated September 24, 2019, as supplemented on December 8, 2023 (the “Indenture”). Payment for Notes validly tendered and accepted for purchase will be made by the deposit of immediately available funds with the Clearing Systems on the Early Settlement Date or the Final Settlement Date, as applicable. The obligation of the Company to pay the Tender Consideration and the applicable Accrued Interest Payment will be discharged by payment to the Clearing Systems. Provided the Company makes, or has made on its behalf, full payment of the Tender Consideration and the applicable Accrued Interest Payment for all Notes accepted for purchase pursuant to the Tender Offer to the Clearing Systems before the applicable Settlement Date, under no circumstances will any additional interest be payable to a Noteholder because of any delay in the transmission of funds from the relevant Clearing System or any other intermediary with respect to such Notes of that Noteholder.

ALL DOCUMENTS WITH RESPECT TO THE TENDER OFFER WILL BE AVAILABLE VIA THE TENDER OFFER WEBSITE: HTTPS://PROJECTS.MORROWSODALI.COM/AZUREPOWER SUBJECT TO THE RESTRICTIONS SET OUT IN “OFFER AND DISTRIBUTION RESTRICTIONS.”

SUMMARY OF THE TENDER OFFER

The following summary is provided solely for the convenience of the Noteholders. This summary is not complete and is qualified in its entirety by reference to the full text and more detailed information contained elsewhere in this Tender Offer Memorandum and any amendments or supplements thereto. Noteholders are to read this Tender Offer Memorandum in its entirety. Each of the capitalized terms used in this summary and not defined herein has the meaning set forth in this Tender Offer Memorandum (see “Definitions” below).

Company	Azure Power Solar Energy Private Limited.

Parent	Azure Power Global Limited.

Notes	US$350,101,000 5.65% Senior Notes due 2024.

Minimum Denomination	U.S.$200,000 and integral multiples of U.S.$1,000 thereafter.

Tender Offer	The Company invites Noteholders to offer to sell for cash to the Company U.S.$40,000,000 of the outstanding Notes held by them subject to the terms and conditions of this Tender Offer Memorandum.

Early Tender Deadline	5:00 p.m. (New York City time) on March 1, 2024, or such other time and/or date as determined by the Company, in its sole discretion, to the extent it exercises its right to extend, withdraw, amend and/or terminate the Tender Offer (subject to applicable law and as provided in this Tender Offer Memorandum).

Tender Expiration Deadline	5:00 p.m. (New York City time) on March 18, 2024 or such other time and/or date as determined by the Company, in its sole discretion, to the extent it exercises its right to extend, withdraw, amend and/or terminate the Tender Offer (subject to terms of the Indenture, applicable law and as provided in this Tender Offer Memorandum).

Purpose of the Tender Offer

The purpose of the Tender Offer is to satisfy Section 3.11 of the Indenture pursuant to which the Company is required to make an offer to purchase U.S.$40,000,000 of the Notes, by a date that is on or prior to March 25, 2024.

Noteholders who do not participate in the Tender Offer, or whose Notes are not accepted for purchase by the Company, will continue to hold their Notes subject to the terms and conditions of the Notes.

Concurrent Tender Offer	Concurrent with this Tender Offer, a separate tender offer will be made to satisfy Section 3.12 of the Indenture with respect to the U.S.$414,000,000 3.575% Senior Notes due 2026 (the “2026 Notes”) to which the Company is required to make an offer to purchase U.S.$12,000,000 of the 2026 Notes, by a date that is on or prior to March 25, 2024.

Purchase Price	U.S.$1,000 per U.S.$1,000 in principal amount of Notes in respect of Notes validly tendered at or prior to either the Early Tender Deadline or the Tender Expiration Deadline and accepted for purchase by the Company pursuant to the Tender Offer, and Accrued Interest Payment from (and including) the immediately preceding interest payment date for the Notes to (but excluding) either the Early Settlement Date or the Final Settlement Date, as applicable.

Settlement Dates

The Company expects to pay the Tender Consideration and the applicable Accrued Interest up to but not including the applicable Settlement Date in respect of Notes validly tendered and accepted for purchase on or about:

	(i)	Early Settlement Date: on or about March 8, 2024 (in respect of Notes validly tendered at or prior to the Early Tender Deadline and accepted for purchase by the Company pursuant to the Tender Offer); or

	(ii)	Final Settlement Date: on or about March 21, 2024 (in respect of Notes validly tendered after the Early Tender Deadline but at or prior to the Tender Expiration Deadline and accepted for purchase by the Company pursuant to the Tender Offer), and, in each case, subject to the express right of the Company, in its sole and absolute discretion, to amend or vary the terms of (including the timetable for) the Tender Offer.

Procedures for Tendering Notes

If a Noteholder wishes to participate in the Tender Offer and such Noteholder’s Notes are held by a custodial entity such as a broker, dealer, bank, custodian, trust company or other nominee or other Intermediary, such holder must instruct that Intermediary to tender such Notes on the Noteholder’s behalf pursuant to the procedures of the Intermediary.

Each Noteholder tendering Notes through an Intermediary that is a participant in Euroclear or Clearstream must submit an Electronic Instruction (as defined in “Procedures for Participating in the Tender Offer — Notes Held through Euroclear or Clearstream”) through Euroclear or Clearstream, as described in this Tender Offer Memorandum under “Procedures for Participating in the Tender Offer — Notes Held through Euroclear or Clearstream.”

Each Noteholder that holds Notes through DTC must arrange for a Direct Participant in DTC to electronically transmit the Noteholder’s tender through ATOP, for which the Tender Offer will be eligible, as described in this Tender Offer Memorandum under ” Procedures for Participating in the Tender Offer — Notes Held through DTC.”

Maximum Acceptance Amount	The Company proposes to accept for purchase the Notes validly tendered in the Tender Offer U.S.$40,000,000 (the “Maximum Acceptance Amount”) on the terms and subject to the conditions contained in this Tender Offer Memorandum. If the aggregate principal amount of Notes validly tendered before the Early Tender Deadline exceeds the Maximum Acceptance Amount, the Company will not accept for purchase any Notes tendered after the Early Tender Deadline.

The Maximum Acceptance Amount may be increased at the Company’s sole discretion, subject to applicable law and regulation, in which case the amended Maximum Acceptance Amount will be announced as soon as reasonably practicable following the Early Tender Deadline. The Company reserves the right, in its sole and absolute discretion, to purchase the Notes in excess of the Maximum Acceptance Amount, subject to applicable law.

Acceptance Priority	If the aggregate principal amount of the Notes validly tendered in the Tender Offer exceeds the Maximum Acceptance Amount, the Company will accept Tender Instructions in accordance with the following acceptance priority (the “Acceptance Priority”):

(i) firstly, towards the tender instructions received prior to Early Tender Deadline; and

(ii) secondly, towards the tender instructions received after the Early Tender Deadline but at or prior to the Tender Expiration Deadline,

provided that the Company will only accept for purchase Notes with an aggregate principal amount of the Notes tendered up to the Maximum Acceptance Amount.

All Notes validly tendered at or prior to the Early Tender Deadline will be accepted for purchase in priority to Notes validly tendered after the Early Tender Deadline, and prior to the Tender Expiration Deadline.

Pro Ration

Subject to the conditions as contained in this Tender Offer Memorandum, the Company will accept Notes validly tendered on a pro rata basis such that the aggregate principal amount of the Notes validly tendered and accepted for purchase does not exceed the Maximum Acceptance Amount. Such pro rata acceptance will be calculated by multiplying the principal amount of the Notes represented by each Tender Instruction by a Scaling Factor, rounded down to the nearest U.S.$1,000, as at the Early Tender Deadline or the Tender Expiration Deadline, as applicable.

A separate Tender Instruction must be submitted on behalf of each beneficial owner of the Notes, given the possibility of Pro Ration.

Additionally, if after applying such Scaling Factor and such rounding down, any Noteholder would be entitled to a return of a portion of tendered Notes that is less than the minimum denomination of U.S.$200,000, then the Company will, in its sole discretion, either reject all of the such Notes tendered by such Noteholder or accept all of the Notes tendered by such Noteholder without applying the Scaling Factor. All Notes not accepted as a result of scaling will be returned to the Noteholder on the applicable Settlement Date.

Sanctions Restricted Person	A Noteholder or a beneficial owner of Notes who is a Sanctions Restricted Person may not participate in the Tender Offer. No steps taken by a Sanctions Restricted Person to tender its Notes for purchase pursuant to the Tender Offer will be accepted by the Company and such Sanctions Restricted Person will not be eligible to receive the Tender Consideration or the applicable Accrued Interest Payment under any circumstances.

Representations, Warranties and Undertakings of Noteholders	By submitting a Tender Instruction, Noteholders will be deemed to make a series of representations, warranties and undertakings, which are set out in the section “Procedures for Participating in the Tender Offer.”

Amendment and Termination	The Company reserves the right, in its sole discretion and subject to applicable laws, to extend, re-open, withdraw, amend and/or terminate the Tender Offer, and to amend or waive any of the terms and conditions of the Tender Offer at any time following the commencement of the Tender Offer (subject to terms of the Indenture, applicable law and as provided in this Tender Offer Memorandum).

Governing Law	The Tender Offer, and any non-contractual obligations arising out of or in connection therewith, shall be governed by, and construed in accordance with, the laws of the State of New York.

Dealer Manager	HSBC.

Information and Tender Agent	Morrow Sodali Limited.

Trustee and Collateral Agent	HSBC Bank U.S.A., National Association.

DEFINITIONS

Acceptance Priority

The Company’s order of acceptance priority of Tender Instructions if the aggregate amount of the Notes validly tendered exceeds the Maximum Acceptance Amount. The Acceptance Priority ranks Tender Instructions as follows:

(i) firstly, the Early Tender Instructions; and

(ii) secondly, the Late Tender Instructions.

Accrued Interest	Interest accrued and unpaid on the Notes from (and including) the immediately preceding interest payment date for such Notes to (but excluding) the applicable Settlement Date.

Accrued Interest Payment	With respect to any Notes validly tendered and accepted by the Company pursuant to the Tender Offer, an amount in cash (rounded to the nearest cent, with U.S.$0.005 being rounded upwards) equal to the Accrued Interest on such Notes.

ATOP	Automated Tender Offer Program.

Clearing System Notice	The “Deadlines and Corporate Events” or similar form of notice to be sent to Direct Participants by each of the Clearing Systems on or about the date of this Tender Offer Memorandum informing Direct Participants of the procedures to be followed in order to participate in the Tender Offer.

Clearing Systems	DTC, Euroclear and Clearstream, Luxembourg.

Clearstream, Luxembourg	Clearstream Banking, société anonyme.

Company	Azure Power Solar Energy Private Limited.

Direct Participant	Each direct account holder with any Clearing System and as shown in the records of such Clearing System as being a holder of Notes.

DTC	The Depository Trust Company.

Early Results Announcement	Announcement of: (i) the aggregate principal amount of Notes validly tendered (provided such tenders are received by the Information and Tender Agent at or prior to the Early Tender Deadline); and (ii) whether the Maximum Acceptance Amount has been exceeded and if applicable, the Scaling Factor.

Early Settlement Date	On or about March 8, 2024, subject to the express right of the Company, in its sole and absolute discretion, to amend or vary the terms of (including the timetable for) the Tender Offer.

Early Tender Deadline	5:00 p.m. (New York City time) on March 1, 2024 (or such other time and/or date as determined by the Company, in its sole discretion, to the extent it exercises its right to extend, withdraw, amend and/or terminate the Tender Offer (subject to applicable law and as provided in this Tender Offer Memorandum)).

Early Tender Instructions	Tender Instructions received prior to Early Tender Deadline.

EEA	European Economic Area.

Euroclear	Euroclear Bank SA/NV.

Final Results Announcement	Announcement of: (i) the aggregate principal amount of Notes validly tendered (provided such tenders are received by the Information and Tender Agent after the Early Tender Deadline but at or prior to the Tender Expiration Deadline); (ii) whether the Maximum Acceptance Amount has been exceeded (if not exceeded by the Early Tender Deadline) and if applicable, the Scaling Factor; and (iii) the aggregate principal amount of Notes that will remain outstanding following completion of the Tender Offer.

Final Settlement Date	On or about March 21, 2024, subject to the express right of the Company, in its sole and absolute discretion, to amend or vary the terms of (including the timetable for) the Tender Offer.

Financial Promotion Order	The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005.

FSMA	The Financial Services and Markets Act 2000.

Indenture	Indenture dated September 24, 2019, as supplemented on December 8, 2023, between the Company, the Parent, the Trustee and the Collateral Agent in respect of the Notes.

Indian Stock Exchanges	BSE Limited and the National Stock Exchange of India Limited.

Information and Tender Agent	Morrow Sodali Limited.

Intermediary	Any broker, dealer, bank, custodian, trust company, nominee or other Direct Participant or intermediary in any Clearing System through which any Notes are held on behalf of the relevant Noteholder.

Late Tender Instructions	Tender Instructions received after the Early Tender Deadline but at or prior to the Tender Expiration Deadline.

Maximum Acceptance Amount	U.S.$40,000,000 aggregate principal amount of Notes validly tendered that the Company determines, in its sole discretion, that it will accept for purchase pursuant to the Tender Offer, which may be increased by the Company in its sole and absolute discretion, subject to applicable law.

Noteholder	Unless the context otherwise requires, all references in this Tender Offer Memorandum to a Noteholder or holder of Notes include:

(i) each person who is shown in the records of the Clearing Systems as a holder of Notes; and

(ii) each beneficial owner of Notes which are held, directly or indirectly, in accounts in the name of a Direct Participant acting on the beneficial owner’s behalf,

except that for the purposes of any payment to a holder of Notes of the relevant Purchase Price, such payment will only be made by (or on behalf of) the Company to (or the order of) the Clearing Systems for onward payment to the relevant Direct Participant and the making of such payment by or on behalf of the Company to such Clearing System and by such Clearing System to the relevant Direct Participant will satisfy the obligations of the Company and such Clearing System, respectively, in respect of the payment of the relevant Purchase Price in respect of the relevant Notes.

Notes	US$350,101,000 5.65% Senior Notes due 2024 of the Company, the outstanding principal amount of which is U.S.$350,101,000 as of the date of this Tender Offer Memorandum.

Purchase Price	The Tender Consideration and the applicable Accrued Interest Payment.

Regulation S	Regulation S under the Securities Act.

Rule 144A	Rule 144A under the Securities Act.

Sanctions Authority	Each of:

	(i)	the United States government;

	(ii)	the United Kingdom;

	(iii)	the United Nations;

	(iv)	the European Union (or any of its member states);

	(v)	any other relevant governmental or regulatory authority, institution or agency which administers economic, financial or trade sanctions; or

	(vi)	the respective governmental institutions and agencies of any of the foregoing, including, without limitation, the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State, the U.S. Department of Commerce and His Majesty’s Treasury.

Sanctions Restricted Person	Each person or entity (a “Person”):

	(i)	that is organized or resident in a country or territory which is the target of comprehensive country sanctions administered or enforced by any Sanctions Authority;

	(ii)	that is, or is owned or controlled by a Person that is, described or designated in the most current U.S. Treasury Department list of “Specially Designated Nationals and Blocked Persons” (the “SDN List”) or the Foreign Sanctions Evaders List (the “FSE List”) or is included on the European Union “Consolidated list of persons, groups and entities subject to EU financial sanctions”;

(iii) that is otherwise the subject of any sanctions other than solely by virtue of their inclusion in: (x) the most current “Sectoral Sanctions Identifications” list (the “SSI List”); (y) Annexes III, IV, V and VI of Council Regulation No.833/2014, as amended by Council Regulation No.960/2014 (the “EU Annexes”); or (z) any other list with similar effect to the SSI List or the EU Annexes maintained by a Sanctions Authority; or

(iv) that is otherwise the subject of any sanctions under: (x) the laws and regulations that have been officially published and are administered or enforced by any Sanctions Authority, or any enabling legislation or executive order relating thereto; or (y) any equivalent sanctions or measures officially published and imposed by any Sanctions Authority.

Securities Act	United States Securities Act of 1933.

Settlement Dates	The Early Settlement Date and the Final Settlement Date, as applicable.

SFA	Securities and Futures Act, Chapter 289 of Singapore.

SFO	Securities and Futures Ordinance (Chapter 571) of the Laws of Hong Kong.

SGX-ST	Singapore Exchange Securities Trading Limited.

Tender Consideration	U.S.$1,000 per U.S.$1,000 in principal amount of Notes in respect of Notes validly tendered at or prior to the Tender Expiration Deadline and accepted for purchase by the Company pursuant to the Tender Offer.

Tender Expiration Deadline	5:00 p.m. (New York City time) on March 18, 2024 (or such other time and/or date as determined by the Company, in its sole discretion, to the extent it exercises its right to extend, withdraw, amend and/or terminate the Tender Offer (subject to applicable law and as provided in this Tender Offer Memorandum)).

Tender Instruction	The electronic tender and blocking instruction in the form specified in the relevant Clearing System Notice for submission by Direct Participants to the Information and Tender Agent via the relevant Clearing System and in accordance with the requirements of such Clearing System by the deadlines in order for Noteholders to be able to participate in the Tender Offer.

Tender Offer	In respect of the Notes, the invitation by the Company, subject to the offer restrictions referred to in “Offer and Distribution Restrictions,” to holders of Notes to tender their Notes for purchase by the Company for cash, on the terms and subject to the conditions set out in this Tender Offer Memorandum.

Tender Offer Period	The period of time from the commencement of the Tender Offer on February 16, 2024 to the Tender Expiration Deadline, subject to the Company’s express right, in its sole discretion, to extend, re-open, withdraw, amend and/or terminate the Tender Offer (subject to terms of the Indenture, applicable law and as provided in this Tender Offer Memorandum).

Tender Offer Website	The website (https://projects.morrowsodali.com/azurepower) operated by the Information and Tender Agent for the purpose of the Tender Offer, access to which is subject to the offer and distribution restrictions described in “Offer and Distribution Restrictions.”

United States	The United States of America, its territories and possessions (including Puerto Rico, the U.S. Virgin Islands, Guam, American Samoa, Wake Island and the Northern Mariana Islands), any state of the United States of America and the District of Columbia.

THE TENDER OFFER

Purpose of the Tender Offer

The purpose of the Tender Offer is to satisfy Section 3.11 of the Indenture pursuant to which the Company is required to make an offer to purchase U.S.$40,000,000 of the Notes, by a date that is on or prior to March 25, 2024. Noteholders who do not participate in the Tender Offer, or whose Notes are not accepted for purchase by the Company, will continue to hold their Notes subject to the terms and conditions of the Notes.

Concurrent Tender Offer

Concurrent with this Tender Offer, a separate tender offer will be made to satisfy Section 3.12 of the Indenture with respect to the 2026 Notes to which the Company is required to make an offer to purchase U.S.$12,000,000 of the 2026 Notes, by a date that is on or prior to March 25, 2024.

Terms of the Tender Offer

On the terms and subject to the conditions contained in this Tender Offer Memorandum, the Company invites Noteholders (on the terms and subject to the conditions set out in this Tender Offer Memorandum) to tender their Notes for purchase by the Company for cash during the Tender Offer Period.

No Recommendation

The Tender Consideration to be paid by the Company with respect to the Notes validly tendered in the Tender Offer will not necessarily bear any relationship to the actual trading or other value of such Notes. Noteholders should independently analyze the value of the Notes and make an independent assessment of the terms of the Tender Offer. None of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent has expressed any opinion as to whether the terms of the Tender Offer are fair. None of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent makes any recommendation whether Noteholders should tender their Notes or refrain from doing so pursuant to the Tender Offer and none of them has authorized anyone to make any such recommendation.

Acceptance

The Company proposes to purchase for cash the Maximum Acceptance Amount of the Notes validly tendered pursuant to the Tender Offer.

Notes purchased by the Company pursuant to the Tender Offer will be cancelled. Notes that have not been validly tendered and accepted for purchase pursuant to the Tender Offer will remain outstanding.

Maximum Acceptance Amount

The Company proposes to accept for purchase the Notes validly tendered in the Tender Offer in the amount of U.S.$40,000,000 on the terms and subject to the conditions contained in this Tender Offer Memorandum. The Maximum Acceptance Amount may be increased at the Company’s sole discretion, subject to applicable law and regulation, in which case the amended Maximum Acceptance Amount will be announced as soon as reasonably practicable following the Early Tender Deadline. If at the Early Tender Deadline, the aggregate principal amount of Notes validly tendered by Noteholders would result in the Maximum Acceptance Amount being exceeded, the Company will not accept any Notes validly tendered by Noteholders after the Early Tender Deadline (unless the Maximum Acceptance Amount is increased such that the Tender Offer would not be oversubscribed at the Early Tender Deadline). The Company reserves the right, in its sole and absolute discretion, to purchase the Notes in excess of the Maximum Acceptance Amount, subject to applicable law.

Acceptance Priority

If the aggregate principal amount of the Notes validly tendered in the Tender Offer exceeds the Maximum Acceptance Amount, the Company will accept Tender Instructions in accordance with the following Acceptance Priority:

(i)	firstly, towards the Early Tender Instructions; and

(ii)	secondly, towards the Late Tender Instructions,

provided that the Company will only accept for purchase Notes with an aggregate principal amount of the Notes validly tendered up to the Maximum Acceptance Amount.

All Notes validly tendered at or prior to the Early Tender Deadline will be accepted for purchase in priority to Notes validly tendered after the Early Tender Deadline and prior to the Tender Expiration Deadline, and to the extent that Notes are validly tendered at or prior to the Early Tender Deadline, the Maximum Acceptance Amount available after the Early Tender Deadline could be reduced significantly or altogether (unless the Maximum Acceptance Amount is increased such that the Tender Offer would not be oversubscribed at the Early Tender Deadline). Accordingly, in such circumstances, if the Maximum Acceptance Amount is reached in respect of tenders made at or prior to the Early Tender Deadline, no Notes tendered after the Early Tender Deadline and prior to the Tender Expiration Deadline will be accepted for purchase.

Pro Ration

If the aggregate principal amount of the Notes validly tendered pursuant to Early Tender Instructions exceeds the Maximum Acceptance Amount, the Company will accept such Notes validly tendered pursuant to Early Tender Instructions on a pro rata basis such that the aggregate principal amount of the Notes validly tendered pursuant to Early Tender Instructions accepted for purchase does not exceed the Maximum Acceptance Amount. For the avoidance of doubt, in such case, no Notes validly tendered pursuant to any Late Tender Instructions will be accepted for purchase.

If the aggregate principal amount of the Notes (i) validly tendered pursuant to Early Tender Instructions does not exceed the Maximum Acceptance Amount but (ii) validly tendered pursuant to all Tender Instructions exceeds the Maximum Acceptance Amount, the Company will, accept all (x) Notes validly tendered pursuant to Early Tender Instructions without, for the avoidance of doubt, any Pro Ration and (y) Notes validly tendered pursuant to Late Tender Instructions on a pro rata basis such that the aggregate principal amount of the Notes validly tendered pursuant to Tender Instructions accepted for purchase does not exceed the Maximum Acceptance Amount.

Such pro rata acceptance will be calculated by multiplying the principal amount of the Notes represented by such Tender Instruction by a factor (the “Scaling Factor”) (subject to the adjustments in respect of the denomination of the Notes as described in this Tender Offer Memorandum) equal to:

i.	if the aggregate principal amount of the Notes validly tendered pursuant to Early Tender Instructions exceeds the Maximum Acceptance Amount, (x) the Maximum Acceptance Amount divided by (y) the aggregate principal amount of the Notes that have been validly tendered pursuant to Early Tender Instructions; or

ii.	if the aggregate principal amount of the Notes (i) validly tendered pursuant to Early Tender Instructions does not exceed the Maximum Acceptance Amount but (ii) validly tendered pursuant to all Tender Instructions exceeds the Maximum Acceptance Amount, (x) the Maximum Acceptance Amount minus the aggregate principal amount of the Notes validly tendered pursuant to Early Tender Instructions divided by (y) the aggregate principal amount of the Notes that have been validly tendered pursuant to Late Tender Instructions.

The Company will make such calculations at each of the Early Tender Deadline, if any, and on or about the Tender Expiration Deadline. Accordingly, Notes will be pro rationed separately at each of the Early Tender Deadline and the Tender Expiration Deadline. In the event that a scaling of tendered Notes is required, the principal amount of each Noteholder’s validly tendered Notes in the Tender Offer that are accepted for purchase by the Company but subject to Pro Ration will be determined by multiplying such Noteholder’s tendered Notes by the Scaling Factor, rounded down to the nearest U.S.$1,000.

Additionally, if after applying such Scaling Factor and such rounding down, any Noteholder would be entitled to a return of a portion of tendered Notes that is less than the minimum denomination of U.S.$200,000, then the Company will, in its sole discretion, subject to applicable law, either reject all of the Notes tendered by such Noteholder or accept all of the Notes tendered by such Noteholder without applying the Scaling Factor. All Notes not accepted as a result of scaling will be returned to the Noteholder on the applicable Settlement Date.

A separate Tender Instruction must be submitted on behalf of each beneficial owner of the Notes, given the possible pro ration.

Conditions to the Tender Offer

Notwithstanding any other provision of the Tender Offer and in addition to (and not in limitation of) the Company’s rights, subject to terms of the Indenture and applicable law, to extend, re-open, withdraw, amend and/or terminate the Tender Offer in its sole discretion, the Company will not be required to accept for purchase, or to pay for, any Notes tendered pursuant to the Tender Offer and may, subject to terms of the Indenture, applicable law and as provided in this Tender Offer Memorandum, extend, re-open, withdraw, amend and/or terminate the Tender Offer and postpone the acceptance for purchase of, and payment for Notes so tendered if, at or prior to the date the Notes are first accepted for purchase pursuant to the Tender Offer:

(i)	in the Company’s reasonable judgment, there exists any actual or threatened legal impediment (including a default under an agreement, indenture or other instrument or obligation to which the Company or any of its affiliates is a party or by which any of them are bound) to the Tender Offer or any other circumstances that would materially adversely affect the transactions contemplated by the Tender Offer or the contemplated benefits of the Tender Offer to the Company, the Parent or their affiliates; or

(ii)	there shall have occurred, in the Company’s reasonable judgment, any adverse change or development or event involving a prospective adverse change of which the Company is aware and which is material in the context of the Tender Offer, or any such change, development or event which the Company might reasonably expect to have a material adverse effect on the business, condition (financial or otherwise), prospects or results of operations of the Company’s or the Parent’s group taken as a whole, or on the ability of the Company to perform its obligations under the Tender Offer.

The foregoing conditions to the Tender Offer are for the sole benefit of the Company and the Parent and may be asserted by the Company in its sole discretion, subject to applicable law, regardless of the circumstances giving rise to such conditions or may be waived at any time prior to the applicable Settlement Date by the Company, in whole or in part, in its sole discretion, subject to applicable law, whether or not any other condition of the Tender Offer is also waived. The Company has not made a decision as to what circumstances would lead it to waive any such condition, and such waiver would depend on circumstances prevailing at the time of such waiver. Any determination by the Company concerning the events described in this section will be final and binding upon all Noteholders.

In all cases, the purchase of Notes pursuant to the Tender Offer will only be made after the submission of a valid Tender Instruction in accordance with the procedures described in “Procedures for Participating in the Tender Offer.”

The Company will, at all times, have the discretion to accept for purchase any Notes tendered in the Tender Offer, the tender or delivery of which would otherwise be invalid or, in the sole opinion of the Company, may otherwise be invalid.

Noteholders are advised that the Company may, in its sole discretion, subject to applicable law, accept tenders of Notes pursuant to the Tender Offer on multiple dates if the Tender Offer is extended or re-opened. The failure of any person to receive a copy of this Tender Offer Memorandum or any announcement made or notice issued in connection with the Tender Offer shall not invalidate any aspect of the Tender Offer. No acknowledgement of receipt of any Tender Instruction and/or other documents will be given by the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent.

Notwithstanding any other provisions of the Tender Offer, or any extension of the Tender Offer, prior to acceptance for purchase by the Company of Notes in the Tender Offer, the Company will not be required to purchase Notes, and the Company may withdraw or terminate the Tender Offer or, in its sole discretion, modify, extend or otherwise amend the Tender Offer subject to terms of the Indenture, applicable law and as provided in this Tender Offer Memorandum.

Any determination made by the Company concerning an event, development or circumstance described or referred to above shall be conclusive and binding.

The Company, the Parent, its subsidiaries or its affiliates reserve the right, in their absolute discretion, subject to applicable law, to, from time to time, acquire Notes through open market purchases, privately negotiated transactions, tender offer or otherwise, upon such terms and at such prices as the Company may determine, which may be more or less than the prices to be paid pursuant to the Tender Offer and could be for cash or other consideration or otherwise on terms more or less favorable than the Tender Offer, in accordance with the terms of the Indenture (as may be supplemented from time to time).

Purchase Price

The Purchase Price payable by the Company on the applicable Settlement Date to a Noteholder whose Notes are validly tendered and accepted for purchase by the Company pursuant to the Tender Offer will be an amount in U.S. dollars (rounded to the nearest cent, with U.S.$0.005 to be rounded upwards) equal to the sum of:

(a)	the product of: (x) the aggregate principal amount of such Notes validly tendered and accepted for purchase by the Company; and (y) the Tender Consideration, as applicable, divided by U.S.$1,000; plus

(b)	the applicable Accrued Interest Payment.

Announcement of the Results of the Tender Offer

The Company will announce the results of the Tender Offer as soon as practicable after the Early Tender Deadline and the Tender Expiration Deadline, in any case, on or about March 4, 2024 and March 19, 2024, respectively. The Early Results Announcement will specify: (i) the aggregate principal amount of Notes validly tendered (provided such tenders are received by the Information and Tender Agent, at or prior to the Early Tender Deadline); and (ii) whether the Maximum Acceptance Amount has been exceeded and if applicable, the Scaling Factor. The Final Results Announcement will specify: (i) the aggregate principal amount of Notes validly tendered (provided such tenders are received by the Information and Tender Agent, after the Early Tender Deadline but at or prior to the Tender Expiration Deadline); (ii) whether the Maximum Acceptance Amount has been exceeded (if not exceeded by the Early Tender Deadline) and if applicable, the Scaling Factor; and (iii) the aggregate principal amount of Notes that will remain outstanding following completion of the Tender Offer.

Settlement and Payment

The Settlement Dates for the Tender Offer are expected to be on or about (i) March 8, 2024 (in respect of Notes validly tendered at or prior to the Early Tender Deadline and accepted for purchase by the Company pursuant to the Tender Offer) and (ii) March 21, 2024 (in respect of Notes validly tendered after the Early Tender Deadline but at or prior to the Tender Expiration Deadline and accepted for purchase by the Company pursuant to the Tender Offer) and, in each case, subject to the express right of which may be amended by the Company in its sole and absolute discretion, subject to terms of the Indenture and applicable law.

On the applicable Settlement Date, the Company will purchase Notes validly tendered and accepted for purchase by the Company pursuant to the Tender Offer, and will pay (or procure the payment of) the relevant Purchase Price payable to Noteholders whose Notes are purchased by the Company pursuant to the Tender Offer to (or to the order of) the Clearing Systems on the applicable Settlement Date, for onward payment by the Clearing Systems to Direct Participants for further dissemination to the relevant Noteholders.

Payment of the relevant Purchase Price by (or on behalf of) the Company to (or to the order of) the Clearing Systems on the applicable Settlement Date will discharge the obligations of the Company in relation to such payment, and Noteholders must thereafter look solely to the relevant Clearing System, Direct Participant and (if applicable) other Intermediary through which they hold their Notes. The Company will not be liable for any failure or delay in transmission of relevant amounts by the Clearing Systems, Direct Participants or any Intermediary to the beneficial owner of such Notes, and no amount of interest or any other amount will be payable by the Company in respect of any such failure or delay.

Unblocking of Notes

Any Notes tendered for purchase which are not accepted for purchase by the Company (including if the Tender Offer is terminated) will be unblocked in the relevant Clearing System on the applicable Settlement Date.

Announcements

Unless stated otherwise, announcements in connection with the Tender Offer will be made, as applicable, by: (a) publication on the website of the SGX-ST; (b) the delivery of notices to the Clearing Systems for communication to Direct Participants; and (c) the Tender Offer Website (https://projects.morrowsodali.com/azurepower). The SGX-ST assumes no responsibility for the correctness of any of the statements made, opinions expressed or reports contained in this Tender Offer Memorandum.

Copies of all such announcements, press releases and notices can also be obtained upon request from the Information and Tender Agent, the contact details for whom are on the last page of this Tender Offer Memorandum. Significant delays may be experienced where notices are delivered to the Clearing Systems and Noteholders are urged to contact the Information and Tender Agent for the relevant announcements during the course of the Tender Offer.

Governing Law and Jurisdiction

The Tender Offer, each Tender Instruction and any purchase by the Company of Notes pursuant to the Tender Offer, and any non-contractual obligations arising out of or in connection with any of the foregoing, shall be governed by, and construed in accordance with, the laws of the State of New York.

The Company and each Noteholder who (or arranges the submission on its behalf of) tenders Notes for purchase irrevocably and unconditionally submits to the jurisdiction of any U.S. federal or New York state court located in the Borough of Manhattan, the City of New York in connection with any disputes which may arise out of or in connection with the Tender Offer and, accordingly, any suit, action or proceedings arising out of or in connection with the foregoing shall be brought in such courts.

Notice of Repayment on Notes not Tendered

All Notes not tendered by investors will be redeemed by the Company on its maturity date in accordance with the terms and conditions of the Notes.

RISK FACTORS AND OTHER CONSIDERATIONS

The following section does not describe all of the risks of participating or not participating in the Tender Offer for Noteholders. Prior to making a decision as to whether to participate in the Tender Offer, Noteholders should consider carefully, in light of their own financial circumstances and investment objectives, all the information set forth in this Tender Offer Memorandum and, in particular, the following risk factors, in evaluating whether to participate in the Tender Offer. Noteholders should make such inquiries as they think appropriate regarding the terms of the Tender Offer all without relying on the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee, the Collateral Agent or any other person.

No Recommendations Concerning the Tender Offer

None of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent or any of their respective affiliates makes any recommendation to any Noteholder on whether to offer to sell or refrain from offering to sell such Noteholder’s Notes, and neither the Company, the Parent nor their advisors have authorized any person to make any such recommendation.

The consideration to be paid with respect to the tender of Notes pursuant to the Tender Offer will not necessarily bear any relationship to the actual trading or other value of such Notes. Noteholders are urged to independently and carefully evaluate all information in this Tender Offer Memorandum, consult their own investment, legal and tax advisors and make their own decision as to whether to offer to sell or refrain from offering to sell Notes and, if they decide to offer to sell Notes, the principal amount of Notes to offer to sell.

Uncertainty as to the Trading Market of Outstanding Notes after Completion of the Tender Offer

To the extent tenders of Notes for purchase in the Tender Offer are accepted by the Company and such Tender Offer is completed, the trading market for the Notes that remain outstanding following such completion may be significantly more limited. Such remaining Notes may command a lower price than a comparable issue of securities with greater market liquidity. Even if a market for the Notes remains in existence, there may be a negative impact on the price of the remaining Notes resulting from current interest levels, the market for similar securities, the performance of the Company and other factors. A reduced market value and liquidity may also make the trading price of such remaining Notes more volatile. As a result, the market price for such Notes that remain outstanding after the completion of the Tender Offer may be adversely affected as a result of such Tender Offer.

None of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent has any duty to make a market in any such remaining Notes.

Responsibility for Complying with the Procedures of the Tender Offer

Noteholders are responsible for complying with all of the procedures for tendering Notes pursuant to the Tender Offer. None of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent assumes any responsibility for informing any Noteholder of irregularities with respect to such Noteholder’s participation in the Tender Offer.

Noteholders are advised to check with any Intermediary whether such Intermediary would require receipt of instructions to participate in the Tender Offer before the deadlines specified in this Tender Offer Memorandum. The deadlines set by each Clearing System for the submission of tender of Notes will also be earlier than the relevant deadlines specified in this Tender Offer Memorandum.

Completion, Termination and Amendment

Until the Company announces that it has decided to accept valid tenders of Notes pursuant to the Tender Offer, no assurance can be given that such Tender Offer will be completed. Completion of the Tender Offer is subject to, among other things, the conditions to the Tender Offer.

Notes that are not successfully tendered and accepted for purchase pursuant to the Tender Offer will remain outstanding. In addition, subject to terms of the Indenture, applicable law and as provided in this Tender Offer Memorandum, the Company may, in its sole discretion, extend, re-open, withdraw, amend and/or terminate the Tender Offer at any time before such announcement and may, in its sole discretion, waive any of the conditions to such Tender Offer either before or after such announcement.

Accrued Interest

The Company will also pay Accrued Interest in respect of Notes validly tendered and accepted for purchase by the Company pursuant to the Tender Offer. In the event that the Company extends or amends any of the Settlement Dates, the Accrued Interest payable to Noteholders who have validly tendered for purchase and whose Notes were accepted by the Company, will be adjusted as relevant to reflect the extended or amended Settlement Date.

Tender Instructions Irrevocable

Tender Instructions will, once submitted, be irrevocable.

Acceptance subject to Maximum Acceptance Amount and Pro Ration

If the aggregate principal amount of the Notes validly tendered in the Tender Offer exceeds the Maximum Acceptance Amount, the Company will, subject to certain conditions set out in this Tender Offer Memorandum accept such Notes on a pro rata basis such that the aggregate principal amount of the Notes accepted for purchase in the Tender Offer does not exceed the Maximum Acceptance Amount.

In the event that a scaling of the tendered Notes is required, the principal amount of each Noteholder’s validly tendered Notes that are accepted for purchase by the Company will be determined by multiplying such Noteholder’s tendered Notes by the Scaling Factor. The Company may also, subject to applicable law, in its sole discretion, increase or waive the Maximum Acceptance Amount and conditions relating to Pro Ration.

Additionally, if after applying such Scaling Factor and such rounding down, any Noteholder would be entitled to a return of a portion of tendered Notes that is less than the minimum denomination of U.S.$200,000, then the Company will, in its sole discretion, subject to applicable law, either reject all of the such Notes tendered by such Noteholder or accept all of the Notes tendered by such Noteholder without applying the Scaling Factor. All Notes not accepted as a result of scaling will be returned to the Noteholder on the applicable Settlement Date.

Compliance with Offer and Distribution Restrictions

Noteholders are referred to the offer and distribution restrictions in “Offer and Distribution Restrictions” and the agreements, acknowledgements, representations, warranties and undertakings in “Procedures for Participating in the Tender Offer,” which Noteholders will be deemed to make on submission of a Tender Instruction. Non-compliance with these could result in, among other things, the unwinding of trades and/or significant civil and/or criminal penalties.

Responsibility to Consult Advisors

Noteholders should consult their own tax, accounting, financial and legal advisors regarding the suitability to themselves of the tax, accounting, financial, legal or other consequences of participating or declining to participate in the Tender Offer.

This Tender Offer Memorandum does not discuss any tax consequences for Noteholders arising from the participation in the Tender Offer and the receipt by the Noteholders of the applicable Purchase Price save as expressly provided under “Tax Consequences” below. Noteholders are urged to consult their own professional advisors regarding any possible tax consequences under the laws of any relevant jurisdictions. Noteholders are liable for their own taxes and have no recourse to the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent with respect to taxes arising in connection with the Tender Offer.

Further, none of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent or any director, officer, employee, agent or affiliate of any such person, is acting for any Noteholder, nor will any of them be responsible to any Noteholder for providing any protections which would be afforded to its clients or for providing advice in relation to the Tender Offer, and accordingly none of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent or any director, officer, employee, agent or affiliate of any such person makes any recommendation as to whether or not Noteholders should tender Notes pursuant to the Tender Offer.

Restrictions on Transfers of Notes

When considering whether to participate in the Tender Offer, Noteholders should take into account that restrictions on the transfer of Notes by Noteholders will apply from the time of submission of Tender Instructions. A Noteholder will, on submitting a Tender Instruction, agree that its Notes will be blocked in the relevant account in the relevant Clearing System from the date the relevant Tender Instruction is submitted until the earlier of: (i) the time of settlement on the applicable Settlement Date; and (ii) the date of termination of the Tender Offer (including where such Notes are not accepted by the Company for purchase).

Costs Incurred in Blocking the Notes

Any fees, if any, which may be charged by the relevant Clearing System to the Direct Participant in connection with the blocking (or unblocking) of the Notes or otherwise must be borne by the Direct Participant or as otherwise agreed between the Direct Participant and the relevant Noteholder. For the avoidance of doubt, Direct Participants and Noteholders shall have no recourse to the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent with respect to such costs.

The Tender Offer is Subject to Certain Conditions

The Company will not be obligated to accept for purchase, or pay for, validly tendered Notes pursuant to the Tender Offer if other conditions as provided under “The Tender Offer – Other Conditions to the Tender Offer” have not been satisfied, in which case, the Tender Offer may be cancelled. The Tender Offer is not conditional upon any minimum amount of Notes being tendered.

Tenders of Notes by Sanctions Restricted Persons will not be accepted

A Noteholder or a beneficial owner of Notes who is a Sanctions Restricted Person may not participate in the Tender Offer. No steps taken by a Sanctions Restricted Person to tender its Notes for purchase pursuant to the Tender Offer will be accepted by the Company and such Sanctions Restricted Person will not be eligible to receive the Tender Consideration or the applicable Accrued Interest Payment under any circumstances.

Notwithstanding anything else contained in this Tender Offer Memorandum or any other document in connection hereto, the Information and Tender Agent may refrain without liability from doing anything that would or might in its opinion be contrary to any law (including any Sanctions (as that term is defined herein)) or may result in the Information and Tender Agent becoming a Sanctions Restricted Person (as that term is defined herein)) and may without liability do anything which is, in its opinion, necessary to comply with Sanctions or to avoid becoming a Sanctions Restricted Person (as that term is defined herein).

Other Repurchases or Redemption of the Notes

Whether or not the Tender Offer is completed, the Company and its affiliates may, to the extent permitted by applicable law, continue to acquire, from time to time after the Tender Offer, Notes other than pursuant to the Tender Offer, including through open market repurchases, privately negotiated transactions, tender offers, exchange offers or otherwise, upon such terms and at such prices as they may determine, which may be more or less than the Purchase Price to be paid pursuant to the Tender Offer and could be for cash or other consideration or otherwise on terms more or less favorable than those contemplated in the Tender Offer. The Company may also redeem any outstanding Notes in accordance with their terms and conditions.

No Indication of Future Intentions of the Company

The making of the Tender Offer by the Company should not be taken as any indication of any future intention of the Company with respect to the Notes or any other matter.

PROCEDURES FOR PARTICIPATING IN THE TENDER OFFER

Noteholders are advised to check with any Intermediary through which they hold their Notes as to the deadline by which such Intermediary will require receipt of Tender Instructions to participate in the Tender Offer, in order to meet the corresponding deadlines set by the Clearing System. None of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent shall be responsible for any failure by the Noteholders or any Intermediary to take any such action in a timely manner and/or in compliance with all applicable rules, conditions or requirements of any such Intermediary resulting in the procedure for the Tender Offer not being complied with by the relevant deadlines.

1	Procedure Rules

General

The Company will only accept tenders of Notes for purchase pursuant to the Tender Offer in accordance with the procedures set out in this section “Procedures for Participating in the Tender Offer.”

The tender of Notes pursuant to any of the procedures set forth in this Tender Offer Memorandum will, if and when accepted by the Company, constitute a binding agreement between the tendering Noteholder and the Company upon the terms and subject to the conditions of the Tender Offer. The valid tender of Notes will, if and when accepted by the Company, constitute the agreement of the Noteholder to deliver good and marketable title to all tendered Notes, free and clear of all liens, charges, claims, encumbrances, interests and restrictions of any kind.

A separate Tender Instruction must be submitted on behalf of each beneficial owner of the Notes, given the possibility of Pro Ration.

Only registered Noteholders are authorized to tender their Notes pursuant to the Tender Offer. Accordingly, to properly tender Notes or cause Notes to be tendered, the following procedures must be followed:

Notes Held through Euroclear or Clearstream

A Noteholder that is a participant in Euroclear or Clearstream must submit an Electronic Instruction (as defined below) to Euroclear or Clearstream, as applicable, to authorize the tender of Notes. If a Noteholder is a beneficial owner of Notes that are registered in the name of a Direct Participant in Euroclear or Clearstream, such as a broker, dealer, bank, custodian, trust company or other nominee, and they wish to tender, they should contact such participant promptly and instruct such participant to tender on their behalf in accordance with these procedures. The submission of an Electronic Instruction in the manner provided herein shall constitute a tender of Notes.

The term “Electronic Instruction” includes an instruction transmitted by a participant in Euroclear or Clearstream, to Euroclear or Clearstream, as applicable, that includes:

(i)	instructions:

(a)	to block any attempt to transfer such participant’s tendered Notes at or prior to the applicable Settlement Date; and

(b)	to debit such participant’s account on the applicable Settlement Date in respect of all of the Notes that such participant has tendered, or in respect of such lesser portion of such Notes as are accepted pursuant to the Tender Offer, in exchange for payment, subject in each case to the automatic withdrawal of the instructions in the event that the Tender Offer is terminated by the Company prior to the Early Tender Deadline or Tender Expiration Deadline, as applicable, as notified to Euroclear or Clearstream by the Information and Tender Agent;

(ii)	authorization to disclose the name of the Direct Participant and information about the foregoing instructions; and

(iii)	express acknowledgement that such participant has received and agrees to be bound by the terms and subject to the conditions set forth in this Tender Offer Memorandum and that the Company may enforce that agreement against such participant.

Notes Held through DTC

General

Beneficial owners whose Notes are held in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such broker, dealer, commercial bank, trust company or other nominee if they wish to tender Notes in the Tender Offer. Beneficial owners should be aware that their broker, dealer, commercial bank, trust company or other nominee may establish its own earlier deadline for participation in the Tender Offer. Accordingly, beneficial owners wishing to participate in the Tender Offer should contact their broker, dealer, commercial bank, trust company or other nominee as soon as possible in order to determine the time by which such owner must take action in order to so participate.

Book-Entry Transfer

The Company has confirmed with DTC that the Notes may be tendered using Automated Tender Offer Program (“ATOP”) procedures instituted by DTC. DTC participants may electronically transmit their acceptance of the Tender Offer by causing DTC to transfer their outstanding Notes to the Information and Tender Agent using the ATOP procedures.

In connection with each book-entry transfer of Notes to the Information and Tender Agent, DTC will send an “Agent’s Message” to the Information and Tender Agent, which, in turn, will confirm its receipt of the book-entry transfer (as used in this subsection, a “book-entry confirmation”). The term “Agent’s Message” (with respect to tendered Notes) means a message transmitted by DTC to, and received by, the Information and Tender Agent and forming a part of the book-entry confirmation, stating that DTC has received an express acknowledgement from the participant in DTC tendering Notes that such participant has received and agrees to be bound by the terms of the Tender Offer and that the Company may enforce such agreement against the participant.

By using the ATOP procedures to tender Notes, a Noteholder will bound by the terms of this Tender Offer Memorandum just as if it had signed it. If a Noteholder holds its Notes through Clearstream or Euroclear, it must also comply with the applicable procedures of Clearstream or Euroclear, as applicable, in connection with a tender of Notes. Both Clearstream and Euroclear are indirect participants in the DTC system.

The Information and Tender Agent will establish and maintain one or more accounts with respect to the Notes at DTC (the “Book-Entry Transfer Facility”) promptly after the date of this Tender Offer Memorandum (to the extent such arrangements have not been made previously by the Information and Tender Agent), and any financial institution who is a DTC participant and whose name appears on a security position listing as the DTC participant with respect to such Notes may make book-entry delivery and surrender of Notes into one of the Information and Tender Agent’s accounts in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. The confirmation of a book-entry transfer of Notes into one of the Information and Tender Agent’s accounts at DTC as described above is referred to in this subsection as a “book-entry confirmation.”

Noteholders must allow sufficient time for completion of the ATOP procedures during the normal business hours of DTC to tender their Notes.

Upon the terms and subject to the conditions of the Tender Offer, the Company will not be required to pay for Notes tendered pursuant to the Tender Offer unless the Notes are validly tendered and accepted by the Company for purchase. The Company will have the right to decide whether a delivery or tender was made validly and its decision will be final. Noteholders should note the following with respect to the Tender Offer:

(i)	If the Company determines a Noteholder has not validly tendered its Notes, the Noteholder will have to correct the problem in the time period the Company determines.

(ii)	Neither the Company nor the Information and Tender Agent is under any obligation to advise a Noteholder of any defect in its delivery or tender.

(iii)	The Company has the right, in its sole discretion, subject to applicable law, to waive any defect in the tender of Notes and the Company may waive a defect with respect to one Noteholder and not another.

If the Company determines a Noteholder has not validly tendered Notes and the Company determines not to waive such defective tender, the Notes will be returned to the Noteholder at the Company’s expense via a credit to the appropriate DTC account promptly following the relevant Early Tender Deadline or Tender Expiration Deadline or the termination of the Tender Offer.

Direct Participants in DTC tendering Notes must give authority to disclose their identities to the Trustee and the Information and Tender Agent.

The Company shall have the right to determine whether any purported tender of Notes satisfies the requirements of this Tender Offer Memorandum and the Indenture, and any such determination shall be final and binding on the Noteholder who tendered or purportedly tendered such Notes.

Noteholders are advised to check with any Intermediary through which they hold their Notes as to the deadlines by which such Intermediary would require receipt of instructions from Noteholders to participate in the Tender Offer in order to meet the deadlines specified in this Tender Offer Memorandum. The deadlines set by any such Intermediary and each Clearing System for the submission and withdrawal of Tender Instructions may be earlier than the relevant deadlines specified in this Tender Offer Memorandum.

By submitting Tender Instructions to the relevant Clearing System in accordance with the applicable procedures of such Clearing System, Direct Participants will be deemed to have agreed that the Clearing System may reveal their identity to the Information and Tender Agent and that the Information and Tender Agent is permitted to share such information with the Company and its legal advisors.

The submission of Notes for tender by a Noteholder will be deemed to have occurred upon receipt by the Information and Tender Agent, via the Clearing System, of a valid Tender Instruction in accordance with the requirements of such Clearing System. The receipt of such Tender Instruction will be acknowledged by the Clearing System in accordance with the standard practices of such Clearing System and will result in the blocking of Notes in the Clearing System so that no transfers may be effected in relation to such Notes.

Noteholders must take the appropriate steps through the relevant Clearing System so that no transfers may be effected in relation to such blocked Notes at any time after the date of submission of such Tender Instruction, in accordance with the requirements of the relevant Clearing System and the deadlines required by such Clearing System.

Only Direct Participants may submit Tender Instructions. Each Noteholder that is not a Direct Participant must arrange for the Direct Participant through which such Noteholder holds its Notes to submit a valid Tender Instruction on its behalf to the relevant Clearing System before the deadlines specified by the relevant Clearing System.

A separate Tender Instruction must be completed on behalf of each beneficial owner of Notes, given the possible pro ration.

Pursuant to the Tender Offer, Tender Instructions will, once submitted, be irrevocable.

Tender of Notes in Physical Form

All Noteholders hold the Notes through Clearing System accounts and there are no Notes in physical form.

2	Eligibility Criteria

The Tender Offer is only made to a Noteholder who:

(1)	is not a Sanctions Restricted Person;

(2)	if it is resident or located in the United Kingdom, is a person falling within Article 43 of the Financial Promotion Order or is a person to whom the Tender Offer can otherwise lawfully be made in circumstances in which section 21(1) of the FSMA does not apply; or

(3)	if it is resident or located in Italy, it is an authorized person or is tendering its Notes through an authorized person (such as an investment firm, bank or financial intermediary permitted to conduct such activities in Italy in accordance with the Financial Services Act, CONSOB Regulation No. 20307 of February 15, 2018, as amended from time to time, Legislative Decree No. 385 of September 1, 1993, as amended) and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority.

3	Miscellaneous

(a)	Each Noteholder is responsible for arranging the timely delivery of any Tender Instruction to the Information and Tender Agent.

(b)	A separate Tender Instruction must be completed on behalf of each beneficial owner of Notes.

(c)	Noteholders wishing to participate in the Tender Offer and who need assistance with respect to the procedures relating to participation in the Tender Offer should contact the Information and Tender Agent, the contact details of which appear at the end of this Tender Offer Memorandum.

4	Representations, warranties and undertakings by the Noteholders and Direct Participants

By submitting a valid Tender Instruction to the relevant Clearing System in accordance with the standard procedures of such Clearing System, a Noteholder and any Direct Participant submitting such Tender Instruction on such Noteholder’s behalf shall be deemed to agree, and acknowledge, represent, warrant and undertake, to the Company, the Parent, the Dealer Manager and the Information and Tender Agent at the time of: (i) the submission of such Tender Instruction; (ii) the Early Tender Deadline or the Tender Expiration Deadline, as applicable; and (iii) settlement on the applicable Settlement Date the following (if a Noteholder or Direct Participant is unable to make any such agreement or acknowledgement or give any such representation, warranty or undertaking, such Noteholder or Direct Participant should contact the Information and Tender Agent immediately):

(a)	it has received this Tender Offer Memorandum, and has reviewed and accepts the offer restrictions, terms, conditions, risk factors and other considerations of the Tender Offer, all as described in this Tender Offer Memorandum, and has undertaken an appropriate analysis of the implications of the Tender Offer without reliance on the Company, the Parent, the Dealer Manager or the Information and Tender Agent or any of their respective directors, officers, employees, agents, advisors, affiliates or representatives;

(b)	by blocking the relevant Notes in the relevant Clearing System, it will be deemed to consent, in the case of a Direct Participant, to have such Clearing System provide details concerning its identity to the Information and Tender Agent (and for the Information and Tender Agent to provide such details to the Company and to its legal advisors);

(c)	upon the terms and subject to the conditions of the Tender Offer, it tenders for purchase in the Tender Offer the principal amount of Notes blocked in its account in the relevant Clearing System and, subject to and effective on such purchase by the Company, it renounces all rights, title and interest in and to all such Notes purchased by or at the direction of the Company and waives and releases any rights or claims it may have against the Company with respect to any such Notes and the Tender Offer;

(d)	if the Notes tendered for purchase are accepted by the Company, it acknowledges that: (i) the applicable Purchase Price will be paid in U.S. dollars; (ii) such cash amounts will be deposited by or on behalf of the Company with the Clearing Systems on the applicable Settlement Date (which will discharge the obligations of the Company in respect of payment of such applicable Purchase Price); and (iii) on receipt of such cash amounts, the Clearing Systems will make payments promptly to the accounts in the Clearing Systems of the relevant Noteholders or Direct Participants;

(e)	it agrees to ratify and confirm each and every act or thing that may be done or effected by the Company, the Parent, any of their directors or any person nominated by the Company or the Parent in the proper exercise of his or her powers and/or authority hereunder;

(f)	it agrees to do all such acts and things as shall be necessary and execute and deliver any additional documents deemed by the Company to be desirable, in each case to complete the relevant transfer of the Notes to the Company or its nominee against payment to it of the applicable Purchase Price for such Notes and/or to perfect any of the authorities expressed to be given hereunder;

(g)	it has observed the laws of all relevant jurisdictions; obtained all requisite governmental, exchange control or other required consents; complied with all requisite formalities; and paid any issue, transfer or other taxes or requisite payments due from it in each respect in connection with any offer or acceptance in any jurisdiction and that it has not taken or omitted to take any action in breach of the terms of the Tender Offer or which will or may result in the Company, the Parent, the Dealer Manager, the Information and Tender Agent or any other person acting in breach of the legal or regulatory requirements of any such jurisdiction in connection with the Tender Offer;

(h)	all authority conferred or agreed to be conferred pursuant to its acknowledgements, agreements, representations, warranties and undertakings, and all of its obligations shall be binding upon its successors, assigns, heirs, executors, trustees in bankruptcy and legal representatives, and shall not be affected by, and shall survive, its death or incapacity;

(i)	no information has been provided to it by the Company, the Parent, the Dealer Manager or the Information and Tender Agent, or any of their respective directors, officers, employees, agents, advisors, affiliates or representatives, with respect to the Tender Offer save as expressly set out in this Tender Offer Memorandum nor has any of them made any recommendations with regard to the participation in the Tender Offer or provided information regarding any possible tax consequences for Noteholders arising from the purchase of Notes by the Company pursuant to the Tender Offer (except the summary provided by the Company in the section titled “Tax Consequences”) or the receipt by the Noteholder of the Purchase Price, and it acknowledges that it is solely liable for any taxes and similar or related payments imposed on it under the laws of any applicable jurisdiction as a result of its participation in the Tender Offer and agrees that it will not and does not have any right of recourse (whether by way of reimbursement, indemnity or otherwise) against the Company, the Parent, the Dealer Manager, the Information and Tender Agent or any of their respective directors, officers, employees, agents, advisors, affiliates or representatives or any other person in respect of such taxes and payments;

(j)	it has had access to such financial and other information concerning the Notes, and has consulted with its own legal, regulatory, tax, business, investment, financial and accounting advisors, as it deems necessary or appropriate in order to make an informed decision with respect to tendering or not tendering Notes for purchase in the Tender Offer; it is not relying on any communication (written or oral) made by any party involved in the Tender Offer or any such party’s affiliates as constituting a recommendation to tender or not Notes in the Tender Offer; and it is able to bear the economic risks of participating in the Tender Offer;

(k)	it is not a Sanctions Restricted Person or otherwise a person to whom it is unlawful to make an invitation pursuant to the Tender Offer under applicable securities laws and it has (before submitting, or arranging for the submission on its behalf, as the case may be, of the Tender Instruction in respect of the Notes it is tendering for purchase) complied with all laws and regulations applicable to it for the purposes of its participation in the Tender Offer;

(l)	the information given by it or on its behalf in the relevant Tender Instruction is true and will be true in all respect: (i) at the time of submission of the Tender Instruction; (ii) the Early Tender Deadline or the Tender Expiration Deadline, as applicable; and (iii) the time of settlement on the applicable Settlement Date;

(m)	it is not located or resident in the United Kingdom or, if it is located or resident in the United Kingdom, it is a person falling within Article 43 of the Financial Promotion Order, or to whom this Tender Offer Memorandum and any other documents or materials relating to the Tender Offer may otherwise lawfully be communicated in accordance with the Financial Promotion Order;

(n)	it is outside Belgium or, if it is located in Belgium, it is a qualified investor within the meaning of Article 2, e) of the Prospectus Regulation, acting on its own account;

(o)	it is not located or resident in France or, if it is located or resident in France, it is a qualified investor (investisseur qualifié), other than an individual, acting for its own account as defined in Article 2, e) of the Prospectus Regulation;

(p)	it is not located or resident in Italy, or, if it is located or resident in Italy, it is an authorized person or tendering Notes through an authorized person and in compliance with applicable laws and regulations or with requirements imposed by CONSOB or any other Italian authority;

(q)	it is not located or resident in Hong Kong or, if it is located or resident in Hong Kong, it is a professional investor within the meaning of the SFO of the laws of Hong Kong and any rules made thereunder;

(r)	it is: (a) an institutional investor as referred to in the SFA; (b) a relevant person as referred to in Section 275(1) of the SFA, or any person as referred to Section 275(1A) of the SFA; (c) a qualifying person as referred to in Section 273(1)(f) of the SFA; or (d) an institutional, professional or business investor as referred to in Section 278(1) of the SFA;

(s)	it is not located in, resident in, or incorporated in India and acknowledges that (i) this Tender Offer Memorandum has not been, nor will it be, registered, produced or published as an offer document (whether as a prospectus in respect of a public tender offer or private placement offer cum application letter or other offering material in respect of any private placement under the Companies Act, 2013 or rules framed thereunder, each as amended, or the Securities and Exchange Board of India (Issue of Capital and Disclosure Requirements) Regulations, 2018, as amended, Securities and Exchange Board of India (Issue and Listing of Non-Convertible Securities) Regulations, 2021 or any other applicable Indian laws) with any Registrar of Companies, the Securities and Exchange Board of India, or the Reserve Bank of India or any other statutory or regulatory body of like nature in India, save and except any information from any part of this Tender Offer Memorandum which is mandatorily required to be disclosed or filed in India under any applicable Indian laws including, but not limited to, the Securities and Exchange Board of India (Prohibition of Insider Trading) Regulations 2015, as amended, and under the listing agreement with any Indian stock exchange pursuant to the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations 2015, as amended, International Financial Services Centres Authority (Issuance and Listing of Securities) Regulations, 2021, as amended, or pursuant to the sanction of any regulatory and adjudicatory body in India; (ii) the tender of the Notes will not and have not been offered in India by means of any document and does not constitute an advertisement, invitation, offer or solicitation of an offer to buy back any Notes in violation of applicable Indian laws; and (iii) disclosures in relation to the Tender Offer may be made under applicable laws in India;

(t)	it is a “recognized lender/investor” for the purposes of the Master Direction - External Commercial Borrowings, Trade Credits and Structured Obligations dated March 26, 2019, as amended and updated, from time to time;

(u)	it has full power and authority to tender the Notes it has tendered in the Tender Offer and, if such Notes are accepted for purchase by the Company, such Notes will be transferred to, or to the order of, the Company with full title free from all liens, charges and encumbrances, not subject to any adverse claim and together with all rights attached to such Notes, and it will, upon request, execute and deliver any additional documents and/or do such other things deemed by the Company to be necessary or desirable to complete the transfer and cancellation of such Notes or to evidence such power and authority;

(v)	it holds and will hold, until the time of settlement on the applicable Settlement Date (or such earlier time and date as the Company may announce that the Tender Offer is terminated and/or that such Notes have not been accepted for purchase), the Notes blocked in the relevant Clearing System and, in accordance with the requirements of, and by the deadline required by, such Clearing System, it has submitted, or has caused to be submitted, a Tender Instruction to such Clearing System to authorize the blocking of the Notes tendered for purchase with effect on and from the date of such submission so that, at any time pending the transfer of such Notes on the applicable Settlement Date to the Company, or to its agent on its behalf (or, if earlier, the release of such Notes on the date of the termination of the Tender Offer (including where such Notes are not accepted by the Company for purchase), no transfers of such Notes may be effected;

(w)	the terms and conditions of the Tender Offer shall be deemed to be incorporated in, and form a part of, the Tender Instruction which shall be read and construed accordingly, and that the information given by or on behalf of such Noteholder in the Tender Instruction is true and will be true in all respects at the time of the purchase by the Company of the Notes tendered on the applicable Settlement Date;

(x)	it accepts that any determination of an amended Maximum Acceptance Amount will be made by the Company in its sole discretion, subject to terms of the Indenture and applicable law, and that the Company reserves the right to accept a greater amount of principal amount of Notes compared to the Maximum Acceptance Amount (subject to Acceptance Priority and Pro Ration, if applicable);

(y)	it acknowledges that the Company, the Parent, the Dealer Manager and the Information and Tender Agent will rely upon the truth and accuracy of the foregoing acknowledgements, agreements, representations, warranties and undertakings and it shall indemnify the Company, the Parent, the Dealer Manager and the Information and Tender Agent against any and all losses, costs, claims, liabilities, expenses, charges, actions, and/or demands which any of them may incur or which may be made against any of them as a result of any breach of any of the terms of, or any of the acknowledgements, agreements, representations, warranties and/or undertakings given pursuant to, the tender of Notes for purchase by it in connection with this Tender Offer; and

(z)	in respect of its Notes which it tenders and which are accepted for purchase pursuant to the Tender Offer, it: (i) releases, to the fullest extent permitted by law, the Company, the Parent, the Dealer Manager, the Information and Tender Agent and their respective financial and legal advisors (together, in each case, with their respective directors, officers, members, employees, agents, advisors, affiliates and representatives) from any liabilities in relation to, or arising in connection with, the preparation, negotiation or implementation of the Tender Offer or any part thereof; (ii) waives, to the fullest extent permitted by law, all rights and entitlement it may otherwise have or acquire to bring, participate in, or enforce legal proceedings of any nature against the Company, the Parent, the Dealer Manager, the Information and Tender Agent and/or their respective financial and legal advisors (together, in each case, with their respective directors, officers, members, employees, agents, advisors, affiliates and representatives) in connection with the Tender Offer and/or its Notes; and (iii) waives, to the fullest extent permitted by law, all its rights, title and interest to and claims in respect of such Notes.

The receipt of a Tender Instruction by the relevant Clearing System will constitute instructions to debit the securities account of the relevant Direct Participant on the applicable Settlement Date in respect of all Notes that the relevant Noteholder has validly tendered in the Tender Offer and which have been accepted for purchase by the Company upon receipt by such Clearing System of an instruction from the Information and Tender Agent for such Notes to be cancelled against payment by the Company of the applicable Purchase Price for such Notes, subject to the automatic withdrawal of those instructions on the date of any termination of the Tender Offer (including where such Notes are not accepted for purchase by the Company) and subject to acceptance of the Tender Offer by the Company and all other conditions of the Tender Offer.

5	No revocation of Tenders

The submission of a valid Tender Instruction in accordance with the procedures set out in this section “Procedures for Participating in the Tender Offer” will be irrevocable.

6	Irregularities

All questions as to the validity, form and eligibility of any Tender Instruction will be determined by the Company in its sole discretion, which determination shall be final and binding.

The Company reserves the absolute right to reject any and all Tender Instructions not in proper form or for which any corresponding agreement by the Company to accept would, in the opinion of the Company and its legal advisors, be unlawful. The Company further reserves the absolute right to waive any defects, irregularities or delay in the submission of any and all Tender Instructions. The Company also reserves the absolute right to waive any such defect, irregularity or delay in respect of particular tenders of Notes, whether or not the Company elects to waive similar defects, irregularities or any delay in respect of any other tenders of Notes.

Any defect, irregularity or delay must be cured within such time as the Company determines, unless waived by it. Tender Instructions will be deemed not to have been made until such defects, irregularities or delays have been cured or waived. None of the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent shall be under any duty to give notice to a Noteholder of any defects, irregularities or delays in any Tender Instruction nor shall any of them incur any liability for failure to give such notice.

7	Costs and Expenses of Intermediaries

Any charges, costs and expenses charged by any Intermediary through which a Noteholder holds and tenders for purchase its Notes shall be borne by such Noteholder.

8	Governing Law

The Tender Offer, each Tender Instruction and any purchase of Notes pursuant to the Tender Offer, and any non-contractual obligations arising out of or in connection with the Tender Offer, shall be governed by and construed in accordance with the laws of the State of New York. By submitting a Tender Instruction, the relevant Noteholder irrevocably and unconditionally agrees for the benefit of the Company, the Parent, the Dealer Manager and the Information and Tender Agent that any U.S. federal or New York state court located in the Borough of Manhattan, the City of New York is to have jurisdiction to settle any disputes that may arise out of or in connection with the Tender Offer or such Tender Instruction (including any disputes relating to any non-contractual obligations arising out of or in connection with the Tender Offer) and that, accordingly, any suit, action or proceedings arising out of or in connection with the foregoing may be brought in such courts.

AMENDMENT AND TERMINATION

Amendment and Termination

Notwithstanding any other provision of the Tender Offer, the Company may, subject to terms of the Indenture and applicable laws, at its option and in its sole discretion, at any time before any acceptance by the Company of the valid tenders of the Notes:

(a)	Extending or Re-opening: extend either or both of the Early Tender Deadline and the Tender Expiration Deadline, or re-open of the Tender Offer (in which case all references in this Tender Offer Memorandum to the Early Tender Deadline or the Tender Expiration Deadline, as applicable, shall for the purpose of the Tender Offer, unless the context otherwise requires, be to the latest time and date (in the case of an extension of the Early Tender Deadline or Tender Expiration Deadline) to which the Early Tender Deadline or Tender Expiration Deadline, as applicable, has been so extended or such Tender Offer re-opened);

(b)	Amendment of other terms: otherwise extend, re-open or amend such Tender Offer in any respect (including, but not limited to, any increase, extension, re-opening or amendment, as applicable, in relation to the Early Tender Deadline or the Tender Expiration Deadline, as applicable, the applicable Settlement Date, the Tender Consideration and/or the Maximum Acceptance Amount);

(c)	Delay: delay the acceptance of Tender Instructions or purchase of Notes validly tendered in the Tender Offer until satisfaction or waiver of the conditions to the Tender Offer, even if the Tender Offer has expired; or

(d)	Termination: terminate the Tender Offer, including with respect to Tender Instructions submitted before the time of such termination,

in each case by making public disclosure by press release or other appropriate means of such extension, re-opening, amendment, withdrawal or termination to the extent required by law, provided that no such extension, re-opening, amendment, withdrawal or termination can be affected after the Notes have been accepted for purchase at the applicable Settlement Date.

During any extension, re-opening, amendment and/or waiver of the Tender Offer, all Notes previously tendered for purchase in the Tender Offer will remain subject to the Tender Offer and may, subject to the terms and conditions of the Tender Offer and applicable law, be accepted by the Company. Any waiver, amendment or modification of the Tender Offer will apply to all the Notes tendered pursuant to the Tender Offer which have not previously been accepted for purchase. If the Company makes a change that the Company determines to be material to any of the terms of the Tender Offer or waives a condition of the Tender Offer that the Company determines to be material, the Company will give oral (to be confirmed in writing) or written notice of such amendment or waiver to the Information and Tender Agent and will announce such changes by press release and through the Clearing Systems as promptly as possible and extend the Tender Offer for so long as the Company determines necessary and to the extent required by law.

The Company also reserves the right at any time to waive any or all of the conditions of the Tender Offer as set out in this Tender Offer Memorandum.

The Company will ensure that an announcement is made of any such extension, re-opening, withdrawal, amendment or termination as soon as is reasonably practicable after the relevant decision is made (see “The Tender Offer – Announcements”). To the extent a decision is made to waive any condition of the Tender Offer generally, as opposed to in respect of certain tenders of Notes for purchase only, the Company will make a similar announcement in respect of such decision as soon as is reasonably practicable after it is made.

In the event the Tender Offer is terminated, notwithstanding the irrevocability of all Tender Instructions, all Tender Instructions in respect of Notes will be deemed to be revoked automatically.

Revocation Rights

Tender Instructions will, once submitted, be irrevocable.

TAX CONSEQUENCES

In view of the number of different jurisdictions where tax laws may apply to a Noteholder, this Tender Offer Memorandum does not discuss the tax consequences to Noteholders of the purchase of Notes by the Company pursuant to the Tender Offer in all jurisdictions that may apply to Noteholders. Noteholders are urged to consult their own professional advisors regarding these possible tax consequences under the laws of the jurisdictions that apply to them or to the sale of their Notes and their receipt of the Purchase Price. Noteholders are liable for their own taxes and similar or related payments imposed on them under the laws of any applicable jurisdiction, and have no recourse to the Company, the Parent, the Dealer Manager, the Information and Tender Agent, the Trustee or the Collateral Agent with respect to such taxes arising in connection with the Tender Offer.

CERTAIN U.S. FEDERAL INCOME TAX CONSIDERATIONS

General

The following is a summary of certain U.S. federal income tax consequences of participation in the Tender Offer that may be relevant to U.S. Noteholders (as defined below specifically for purposes of this summary) who hold the Notes as capital assets. This discussion does not cover all aspects of U.S. federal income taxation that may be relevant to, or the actual tax effect that any of the matters described herein will have on participation by particular investors in, the Tender Offer (including consequences under the alternative minimum tax or net investment income tax), and does not address U.S. federal estate and gift tax, U.S. state, local, non-U.S. or other tax laws. This summary also does not discuss all of the tax considerations that may be relevant to certain types of investors subject to special treatment under the U.S. federal income tax laws (such as financial institutions, insurance companies, individual retirement accounts and other tax-deferred accounts, tax-exempt organizations, dealers in securities or currencies, investors that hold the Notes as part of straddles, hedging transactions or conversion transactions for U.S. federal income tax purposes, persons that have ceased to be U.S. citizens or lawful permanent residents of the United States, investors subject to special tax accounting rules as a result of any item of gross income with respect to the Notes being taken into account in an applicable financial statement, U.S. Noteholders holding the Notes in connection with a trade or business conducted outside of the United States, U.S. citizens or lawful permanent residents living abroad, or U.S. Noteholders whose functional currency is not the U.S. dollar).

As used herein, the term “U.S. Noteholder” means a beneficial owner of Notes that is, for U.S. federal income tax purposes, (i) an individual citizen or resident of the United States, (ii) a corporation created or organized under the laws of the United States, any state thereof or the District of Columbia (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or the trust has elected to be treated as a domestic trust for U.S. federal income tax purposes.

The U.S. federal income tax treatment of a partner in an entity or arrangement treated as a partnership for U.S. federal income tax purposes that participates in the Tender Offer will depend on the status of the partner and the activities of the partnership. Entities and arrangements treated as partnerships for U.S. federal income tax purposes and their partners should consult their tax advisors concerning the U.S. federal income tax consequences to them of participating in the Tender Offer.

The summary is based on the tax laws of the United States, including the Internal Revenue Code of 1986, as amended, its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as of the date hereof and all subject to change at any time, possibly with retroactive effect. No rulings have been requested from the U.S. Internal Revenue Service (the “IRS”) and there can be no guarantee that the IRS would not challenge, possibly successfully, the treatment described below.

THE SUMMARY OF U.S. FEDERAL INCOME TAX CONSEQUENCES SET OUT BELOW IS FOR GENERAL INFORMATION ONLY. ALL NOTEHOLDERS SHOULD CONSULT THEIR TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF PARTICIPATING IN THE TENDER OFFER, INCLUDING THE APPLICABILITY AND EFFECT OF U.S. FEDERAL AND ESTATE GIFT TAX, U.S. STATE, LOCAL, NON-U.S. AND OTHER TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Tax Considerations for U.S. Noteholders

Sale of the Notes

A sale of a Note by a U.S. Noteholder pursuant to the Tender Offer will be a taxable transaction to such U.S. Noteholder for U.S. federal income tax purposes. A U.S. Noteholder generally will recognize gain or loss on the sale of a Note equal to the difference between (1) the amount realized on the sale of the Note and (2) the U.S. Noteholder’s adjusted tax basis in the Note. The determination of a particular U.S. Noteholder’s adjusted tax basis in a Note is complex and depends on whether the U.S. Noteholder participated in the consent solicitation with respect to the Notes, whether any “deemed exchange” resulting from the payment of the consent fee and the adoption of the proposed amendments pursuant to the consent solicitation was treated as a recapitalization or not, and on any accruals of original issue discount (“OID”). U.S. Noteholders that participated in the consent solicitation should refer to the discussion under “Certain United States Federal Income Tax Consequences to Noteholders” in the Consent Solicitation Statement dated November 28, 2023 (the “CSS”) for further information, and all U.S. Noteholders should consult their tax advisors regarding the determination of their adjusted basis in the Notes in their particular circumstances. The amount realized does not include the amount attributable to accrued but unpaid interest, which will be taxable as such (as described below). If a portion of the Notes tendered by a U.S. Noteholder is not accepted in the Tender Offer as a result of pro ration, U.S. Noteholders that purchased Notes of a particular Series at different prices or times should also consult their tax advisors in order to ascertain their adjusted tax basis in the Notes sold pursuant to the Tender Offer.

Except to the extent recharacterized as ordinary income pursuant to the market discount rules as discussed below), any gain or loss generally will be capital gain or loss, and will be long-term capital gain or loss if, at the time of the sale, the U.S. Noteholder’s holding period in the Note is more than one year. The deductibility of capital losses may be subject to limitations. U.S. Noteholders that participated in the consent solicitation should refer to the discussion under “Certain United States Federal Income Tax Consequences to Noteholders” in the CSS and consult their tax advisors regarding the determination of their holding period in the Notes.

Except with respect to gain attributable to market discount, gain or loss, if any, realized by a U.S. Noteholder on the sale of Notes pursuant to the Tender Offer generally will be treated as U.S. source gain or loss for U.S. foreign tax credit limitation purposes. The rules governing foreign tax credits are very complex and U.S. Noteholders should consult their tax advisors as to the U.S. federal income tax implications if any non-U.S. taxes are imposed on a sale of the Notes in their particular circumstances.

Market Discount

Gain recognized by a tendering U.S. Noteholder will be treated as ordinary income to the extent of any market discount on the Notes that has accrued during the holding period of the tendering U.S. Noteholder and that has not previously been included in income by the U.S. Noteholder. U.S. Noteholders should consult their tax advisors regarding the determination of whether their Notes have market discount that is not de minimis and the amount of such market discount in their particular circumstances. Market discount accrues on a straight-line basis, unless such U.S. Noteholder elected to accrue the market discount under a constant-yield method.

Accrued Interest

Amounts attributable to accrued and unpaid interest on a Note will be taxable to a U.S. Noteholder as ordinary income at the time it is received or accrued, depending on such U.S. Noteholder’s method of accounting for U.S. federal income tax purposes. Interest paid on the Notes constitutes income from sources outside the United States.

Subject to certain complex limitations, a U.S. Noteholder may be entitled to a credit against its U.S. federal income tax liability, or at such holder’s election, may be eligible as a deduction in computing such holder’s U.S. federal taxable income, for any non-U.S. taxes withheld (at a rate not exceeding any applicable tax treaty rate). The rules governing foreign tax credit are very complex and U.S. Noteholders should consult their tax advisors concerning the foreign tax credit and other U.S. federal income tax implications of any non-U.S. withholding taxes.

Non-Tendering U.S. Noteholders

A U.S. Noteholder who does not tender its Notes pursuant to the Tender Offer or does not have its tender of Notes accepted for purchase pursuant to the Tender Offer should not recognize any gain or loss for U.S. federal income tax purposes and should have the same holding period and adjusted tax basis with respect to its Notes as immediately before the Tender Offer.

Backup Withholding and Information Reporting

Payments pursuant to the Tender Offer by a U.S. or a U.S-connected paying agent or other U.S. or U.S.-connected intermediary will be reported to the IRS and to the U.S. Noteholder as may be required under applicable U.S. Treasury regulations. Backup withholding may apply to these payments if the U.S. Noteholder fails to provide an accurate taxpayer identification number or certification of exempt status or fails to comply with applicable certification requirements. Certain U.S. Noteholders are not subject to backup withholding. U.S. Noteholders should consult their tax advisors as to their qualification for exemption from backup withholding and the procedure for obtaining an exemption.

Backup withholding is not an additional tax. The amount of any backup withholding from a payment to a tendering U.S. Noteholder will be allowed as a credit against such U.S. Noteholder’s U.S. federal income tax liability and may entitle such holder to a refund provided that the required information is timely filed with the IRS. Tendering U.S. Noteholders should consult their tax advisors regarding the application of backup withholding and information reporting rules.

DEALER MANAGER AND INFORMATION AND TENDER AGENT

The Company has retained HSBC to act as Dealer Manager in connection with the Tender Offer and has retained Morrow Sodali Limited to act as Information and Tender Agent for the Tender Offer. The Company has entered into a dealer manager agreement with the Dealer Manager and an engagement letter with Morrow Sodali Limited, each of which contains certain provisions regarding payment of fees, expense reimbursement and indemnity arrangements relating to the Tender Offer.

The Dealer Manager and its affiliates have provided and continue to provide certain investment banking services to the Company (and its affiliates) for which they have received and will receive compensation that is customary for services of such nature.

The Dealer Manager and/or its affiliates may have a holding in, or may from time to time provide advice or other investment services in relation to, or engage in transactions involving the Notes. Further, the Dealer Manager may (subject to applicable laws and restrictions) submit tender instructions for its own account and on behalf of other Noteholders.

None of the Dealer Manager nor the Information and Tender Agent (nor any of their respective directors, officers, employees, agents or affiliates) assumes any responsibility for the accuracy or completeness of the information concerning the Tender Offer, the Company, the Parent, any of their affiliates or the Notes contained in this Tender Offer Memorandum or for any failure by the Company to disclose events that may have occurred and may affect the significance or accuracy of such information.

None of the Dealer Manager nor the Information and Tender Agent (nor any of their respective directors, officers, employees or affiliates) make any representation or recommendation whatsoever regarding the Tender Offer or any recommendation as to whether Noteholders should tender Notes in the Tender Offer or otherwise participate in the Tender Offer.

The Dealer Manager, the Information and Tender Agent and their respective affiliates or agents may contact Noteholders regarding the Tender Offer and may request brokerage houses, custodians, nominees, fiduciaries and others to forward this Tender Offer Memorandum and related materials to Noteholders.

All correspondence sent to the Information and Tender Agent should be directed to the contact information on the back cover of this Tender Offer Memorandum. Requests for additional copies of documentation may be directed to the Information and Tender Agent at the e-mail address and telephone number specified on the back cover of this Tender Offer Memorandum. Electronic copies of all documents related to the Tender Offer will be made available online at https://projects.morrowsodali.com/azurepower.

COMPANY

Azure Power Solar Energy Private Limited c/o AAA Global Services Ltd., 4th Floor, Iconebene, Rue de I’Institut, Ebene, Mauritius
Requests for information in relation to the Tender Offer should be directed to:

DEALER MANAGER

The Hongkong and Shanghai Banking Corporation Limited
Level 17, HSBC Main Building
1 Queen’s Road Central
Hong Kong
Phone: +852 3941 0223 (Hong Kong)
+44 207 992 6237 (London)

+1 212 525 5552 (New York)

US Toll Free: 1-888-HSBC-4LM
Email: liability.management@hsbcib.com

Requests for information in relation to the procedures for tendering Notes and participating in the Tender Offer and the submission of an electronic instruction or submission should be directed to:

INFORMATION AND TENDER AGENT

Morrow Sodali Limited

In Hong Kong:	In London:	In Stamford:

29/F No. 28 Stanley Street Central Hong Kong Telephone: +852 2319 4130	103 Wigmore Street London W1U 1QS United Kingdom Telephone: +44 20 4513 6933	333 Ludlow Street South Tower, 5th Floor Stamford, CT 06902 United States Telephone: +1 203 658 9457

Email: azurepower@investor.morrowsodali.com

Tender Offer Website: https://projects.morrowsodali.com/azurepower

Should you have any questions, please contact the Information and Tender Agent at the contact details above.

LEGAL ADVISORS

To the Dealer Manager as to New York law

Linklaters Singapore Pte. Ltd. One George Street, #17-01 Singapore 049145